Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Madco3d LLC
55 Liberty Street
New York, NY 10005
https://madco3d.com/

Up to $1,234,999.10 in Class B Units at $3.95
Minimum Target Amount: $14,998.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Madco3d LLC
Address: 55 Liberty Street, New York, NY 10005
State of Incorporation: NY
Date Incorporated: July 24, 2018

Terms:

Equity

Offering Minimum: $14,998.15 | 3,797 shares of Class B Units
Offering Maximum: $1,234,999.10 | 312,658 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $3.95
Minimum Investment Amount (per investor): $252.80

*Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives*

Time-Based Perks

Friends & Family

Invest within the first 72 hours and receive 15% bonus units

Super Early Bird

Invest within the first week and receive 10% bonus units

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus units

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 2% bonus units

Tier 2 Perk — Invest $1000+ and receive 3% bonus units

Tier 3 Perk — Invest $5,000+ and receive 4% bonus units

Tier 4 Perk — Invest $10,000+ and receive 5% bonus units

Tier 5 Perk — Invest $25,000+ and receive 10% bonus units

Tier 6 Perk — Invest $50,000+ and receive 15% bonus units

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Madco3d LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $3.95 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $395. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Madco3d LLC ("the Company") was formed in New York on July 24th, 2018. Madco3d is a construction technology company developing robotic, autonomous 3d-printing systems, along with design and build services to help solve the housing crisis, restore the coastal marine environment, and redefine the construction paradigm.

At Madco3d, our mission is to revolutionize the housing industry through our groundbreaking 3D concrete printing technology. With the ability to 3d print an 800-square-foot home in a week, we are dedicated to addressing pressing global issues such as the housing shortage, ocean conservation, and sustainability. We thrive on continuous innovation and collaboration to provide effective solutions.

Our operations in New Hampshire, where we utilize our cutting-edge concrete printing technology within a historic mill, have garnered significant interest from prospective homeowners locally and nationwide. By fostering key partnerships with industry innovators, employing advanced technology, and assembling a rapidly growing team of experts, we are poised to construct a brighter, more sustainable future.

Intellectual Property

Madco3d LLC holds five provisional US patents for the Flashcrete™ system.

The Flashcrete™ system is one of the only 3d concrete technology strategically targeting large-scale, single story and high-rise, code-compliant commercial construction—it accommodates rebar, fiber reinforced concrete, and can be implemented on virtually any already designed and permitted commercial concrete project—No 3d printing technology to our knowledge can do this, which means an advantage for potential profitability and more growth.

The Flashcrete™ Autonomous Formwork and Placement System for Concrete and Cementitious Mortar use advanced software and robotics to create concrete walls, columns, and pilasters faster, less expensively, and safer.

The Flashcrete™ system consists of a combination of four sets of robotic systems that together as a coordinated system can form and pour concrete and mortar elements in three-dimensional curved and angular geometries, including walls, headers, sills, columns, and pilasters, without the use of traditional formwork systems or manual labor to manage the hose and build up and strip the formwork. The system can operate 24 hours per day, continuously for days or weeks, until the project scope is completed.

The Flashcrete™ system mobilizes for multistory construction able to use standard construction elevators and can form and place columns, walls, and pilasters. All mobile robots run on 360 swivels, and all-terrain wheels for maximum maneuverability. The process repeats itself, following the programmed sequencing with real-time machine learning adjustments for site conditions, safety, and tolerances to create single-story or multi-story buildings, all while adhering to standard construction safety codes, guidelines, and practices.

The Flashcrete™ Robotics platform is capable of expanding business lines to multiple on-site trades: including masonry wall construction, drywall finishing, steel welding, and more.

Madco3d LLC has ownership of the intellectual property associated with the Flashcrete™ system, trademark, and provisional US patents.

Competitors and Industry

Industry

The United States is currently facing a substantial housing shortage, with a projected need for 4 million new homes by 2026. Furthermore, nearly 600,000 Americans find themselves homeless on any given night. The conventional method of constructing stick-built homes is not only expensive but also inefficient and time-consuming. The outdated approach to construction is compounded by various factors such as inflated prices for building materials resulting from the pandemic, supply chain disruptions, the impact of climate change, and a nationwide shortage of construction workers. These challenges highlight the urgent need to embrace more modern and cost-effective construction methodologies.

The U.S. construction market was valued at $2.1 trillion as of 2022 and is projected to reach an AAGR of more than 4% between 2024-2027. The global construction market is forecasted to grow by 85% to $15.5 trillion by 2030. The 3d-printing market itself is gaining major traction, and many new Federal programs are granting support to increase U.S. additive manufacturing.

https://www.zillow.com/research/affordability-crisis-missing-homes-32791/

https://www.globaldata.com/store/report/usa-construction-market-analysis/

https://constructiondigital.com/articles/global-construction-market-to-grow-8-trillion-by-2030

https://www.whitehouse.gov/cea/written-%20materials/2022/05/09/using-additive-manufacturing-to-improve-supply-chain-resilience-and-bolster-small-and-%20mid-size-firms/

https://www.security.org/resources/homeless-statistics/

Competitors & Landscape

Madco3d is committed to simplifying construction processes. Through the use of robots for 3D-printing concrete homes and structures, we aim to minimize material waste by up to 90%, incorporate fire and insect-resistant materials, and provide dependable severe weather-proof construction. Additionally, our approach allows us to reduce construction costs by 10%, while simultaneously enhancing the quality and durability of structures.

At Madco3d, we have developed a unique concrete formula that is both environmentally friendly and highly beneficial for marine ecosystems. Our sand-based concrete is non-toxic, possesses CO2 absorption properties, and is carefully formulated to match the pH level of the ocean, promoting accelerated reef recovery. Through our in-house expertise, we believe we have perfected the 3D printing process specifically tailored for this exceptional material, enabling us to effectively replace coral reefs.

Current Stage and Roadmap

Current Stage

We are proud to have formed crucial collaborations with the University of New Hampshire's Olson Center for Advanced Manufacturing and Sika, a renowned concrete company. These alliances have resulted in an accumulation of over a hundred inquiries for our homes in New Hampshire, with thousands more in the Caribbean. Our innovative Flashcrete™ autonomous robotic/drone system has propelled us to file five provisional patents, and we possess a host of other safeguarded data, trademarks, and state-of-the-art technologies to further bolster our capabilities.

Further, our connections with In-House Group (Manhattan-based general contractors), Kushner Studios, and Architecture + Design P.C. are key elements of our construction execution in the greater NYC region and beyond.

The Company is currently in the research and development and initial production stage and pre-revenue with a planned business model being finalized.

Future Roadmap

Our ambitions extend far beyond reef restoration. We are actively forging partnerships with Human BioSciences to explore the development of 3D-printed living coral, further advancing our efforts to address the climate crisis and rejuvenate the ocean's natural splendor. By fostering new collaborations and leveraging cutting-edge technologies, we aspire to make a significant impact in solving the climate crisis and restoring the breathtaking beauty of our oceans.

The Team

Managers

Name: Adam Kushner

Adam Kushner's current primary role is with Kushner Studios Architecture+Design, P.C.. Adam Kushner currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: President
  Dates of Service: July, 2018 - Present
  Responsibilities: Outreach, Marketing, Project Development, Design/Architecture. Currently does not take a salary. Equity: 2,509,366 Class A Units. Adam works 12 hours a week for Madco3D

- Position: Chairman of Board of Managers
  Dates of Service: July, 2018 - Present
  Responsibilities: Manages and directs the overall business affairs of the company

Other business experience in the past three years:

- Employer: Kushner Studios Architecture+Design, P.C.
  Title: President
  Dates of Service: April, 1997 - Present
  Responsibilities: Outreach, Project Development, Design/Architecture. He works 30 hours a week for Kushner Studios Architecture+Design

Other business experience in the past three years:

- Employer: In House Group, Inc
  Title: President
  Dates of Service: March, 2007 - Present
  Responsibilities: Outreach, Project Development, Construction Man and works 10 hours a week for In House Group

Name: Timothy Lucido

Timothy Lucido's current primary role is with Goodman North America. Timothy Lucido currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Manager
  Dates of Service: December, 2019 - Present
  Responsibilities: Manage and direct the business and affairs of the Company. Currently does not take a salary.

- Position: Executive Vice President
  Dates of Service: December, 2019 - Present
  Responsibilities: Finance, Engineering. Currently does not take a salary. Equity: 1,332,064 Class A Units. Works approximately 12 hours per week for Madco3D

- Position: Treasurer
  Dates of Service: December, 2019 - Present
  Responsibilities: Keeps and maintains corporate governance books and records of the properties and business transactions of the company.

Other business experience in the past three years:

- Employer: Stoltz Real Estate Partners
  Title: Associate Director, Capital Markets
  Dates of Service: January, 2019 - January, 2022
  Responsibilities: Managed capital markets group

Other business experience in the past three years:

- Employer: Goodman North America
  Title: Senior Associate Investment Management
  Dates of Service: January, 2022 - Present
  Responsibilities: Portfolio management

Name: Daniel Bernard

Daniel Bernard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Vice President
  Dates of Service: July, 2018 - Present
  Responsibilities: Focus on short and long-term planning and innovation; team creation and management; business strategy; day-to-day operations; and of course sustainability/ESG matters and values. Currently does not take a salary. Equity: 2,268,249 Class A Units. Works approximately 40 hours per week for Madco3D

- Position: Secretary
  Dates of Service: July, 2018 - Present
  Responsibilities: Maintains and keeps corporate records, a book of the minutes of all meetings of managers and shareholders, and gives notice of all meetings of shareholders and managers.

- Position: Board Manager
  Dates of Service: July, 2018 - Present
  Responsibilities: Manage and direct the business and affairs of the Company

Other business experience in the past three years:

- Employer: Ecodot.com, Inc.
  Title: Founder
  Dates of Service: November, 2009 - Present
  Responsibilities: Product development, dealing with key clients. Approximately 10 hours per week working for Ecodot.com

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Units in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will

have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in the common units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of common units. In addition, if we need to raise more equity capital from the sale of common units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing large-scale cementitious material 3d printing services. Our revenues are therefore dependent upon the market for large-scale cementitious material 3d printing services, although the markets are varied, including housing construction, commercial construction, coastal marine protection and restoration, and fine art and furnishings.

We may never have an operational product or service
It is possible that there may never be an operational large-scale cementitious material 3d printing service or that the services and products may never be used to engage in transactions. It is possible that the failure to release the service or product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its unitholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its unitholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of Madco3d's sand deposition 3d printing equipment and FlashcreteTM autonomous robotic system for construction, and have only manufactured a working production prototype for our sand deposition 3d printing machine. Delays or cost overruns in the further development of our sand deposition 3d printing equipment and FlashcreteTM autonomous robotic system, or failure of the product or service to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our

operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying have no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the equity we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Madco3d LLC was formed on July 24, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends or profits on any units once our directors determine that we are financially able to do so. Madco3d has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the units.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Madco3d is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 12 trademarks, copyrights, Internet domain names, provisional patents, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products and services is partially dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations, both domestically and abroad. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of our products and services may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the same products and services, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, material supply, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are competing against incumbent traditional construction methods and processes
Although we are a unique company with disruptive technology, we do compete against other incumbent traditional construction and coral restoration methods and processes. Our business growth depends on the market interest in the Company to drive efficiencies beyond what is possible or preferred by traditional methods and processes.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer does not currently receive a salary for his role with Madco3D
Adam Kushner, the President and CEO of Madco3d, LLC (Madco3D), does not currently receive a salary for his work with Madco3D. He currently receives salaries for his concurrent work at Kushner Studios Architecture+Design, P.C. and In House Group, Inc. Although Adam has substantial equity investments in Madco3D, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Madco3D earns $500,000, the board of directors plan to give Adam an initial CEO salary of $10,000 for the first year; once the Company earns $750,000, Adam's initial salary will be $20,000 for the first year; and once the Company earns $1,000,000 or more, his initial CEO salary will be $40,000 for the first year. However, Madco3d will continue to maximize its working capital for the greater benefit of the Company in the near and long term.

The Chief Executive Officer currently splits his time between working for Madco3D and other companies
The CEO of Madco3d, LLC, Adam Kushner, currently splits his working time between managing and operating Kushner Studios Architecture+Design, P.C. and In House Group, Inc. in addition to his work with Madco3D. Currently, he spends approximately 30 hours a week for Kushner Studios, 12 hours a week for Madco3D, and 10 hours a week for In House Group. Although Adam intends to devote more of his time to Madco3D moving forward, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Adam Kushner	2,510,775	Class A Units	33.2%
Daniel Bernard	2,230,697	Class A Units	29.5%

The Company's Securities

The Company has authorized Class A Units, Class B Units, and Class C Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 312,658 of Class B Units.

Class A Units

The amount of security authorized is 7,557,194 with a total of 7,557,194 outstanding.

Voting Rights

One vote per unit

Material Rights

Preemptive Rights: Members whose interests do not consist exclusively of Class B Units or Class C Units have the right to purchase, on a pro rata basis, that number of units of New Ownership Interests equal to the product of (a) the aggregate number of units of the New Ownership Interests proposed to be issued, multiplied by (b) the Percentage Interest of such Member as of the date on which the Company Notice is sent to Preemptive Right Holders.

The term "New Ownership Interests" means: (i) any newly-issued Membership Interests or (ii) any newly-issued Membership Interest Equivalents, other than (1) Class B Units to be issued pursuant to a Regulation Crowdfunding campaign or Class C Units to be issued to directors, employees, consultants, or other service providers of the Company or its Subsidiaries in accordance with the terms of this Agreement; (2) notes or other instruments of indebtedness that are not by their terms convertible, exercisable or exchangeable into Membership Interests or Membership Interest Equivalents; (3) Membership Interest Equivalents issued to vendors to the Company as approved by the Board; (4) Membership Interests or Membership Interest Equivalents issued in connection with any Public Offering or in consideration for any merger or consolidation involving the Company or any of its Subsidiaries or in consideration for any acquisition of securities of a Person or all or a material amount of the assets of a business or Person; (5) Membership Interests or Membership Interest Equivalents issued as upon any split, recapitalization or other subdivision or combination of Units and (6) Membership Interests or Membership Interest Equivalents issued to debt financing sources in connection with such debt financing, including, without limitation, equipment leases and bank lines of credit.

Class B Units

The amount of security authorized is 1,221,403 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

For further information on the material rights of this equity class please see the Company's Amended and Restated Limited Liability Company Agreement of Madco3d LLC, attached as Exhibit F to the Offering Memorandum.

Transfers. No Class B Member shall transfer all or any portion of its Class B Units or Membership Interest Equivalents for a period of one year from the date in which such Class B Units were purchased.

Drag Along Right. If, at any time, the holders of more than 50% of the then outstanding Class A Units solicit and approve a sale, merger, or asset acquisition of the Company, Class B Members will be required to cooperate with the Class A Members.

Class C Units

The amount of security authorized is 1,221,403 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

There are no material rights associated with Class C Units.

What it means to be a minority holder

As a minority holder of Class B Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising future equity options or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into equity.
If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited financial statements for FY 2022 and 2021. Please see our attached reviewed financial statements that show changes year over year FY 2022 versus FY 2021. As we grow and scale, the financial statements will change as well, including expected growth most significantly in revenue, personnel, working capital, and research and development spending.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue / Cost of Sales

Revenue/total other income for fiscal year 2022 was $142, about flat compared to fiscal year 2021 revenue/total other income of $145 due to developing the technology and securing the Company's IP. The next three years include projects in the northeast US region that have been in development and nearing the contract phase, totaling an estimated $20 million of expected revenue. We believe that the U.S. is the most important market for us to demonstrate success with mega-scale 3d printing, so we have spent to date the vast majority of our marketing and business development efforts in the U.S., centered around our northeast U.S. operations.

Net Income (Loss) / Expenses

Net income for 2022 decreased by a nominal $22,605 from 2021, from -$82,130 to -$104,735, as expenses were incurred associated with full-scale demonstration 3d prints for current housing development and high-rise building projects. As our revenue grows over the near term with pipeline projects, our cost of revenue will increase in kind, while expecting positive gross margins, in the single digits to begin with, then growing to double digits.

As the Company platform scales, there are expected increases in operational expenses for personnel and research and development spending, to further advance our technology and intellectual property. Net income is expected to stay roughly flat over the near term, with revenue expected to increase rapidly, and investment in ongoing technology development increasing proportionally to foster more growth.

Historical results and cash flows:

The Company is currently in the research and development and initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Madco3d pipeline projects are expected to begin in the second half of 2023 and beyond, resulting in expected revenue generation and corresponding cost of revenue, as well as increased research and development and PPE investment. Past cash was primarily generated through equity investments. Our goal is to scale revenue to tens of millions of dollars in the next five years, as our project pipeline, already consisting of millions of dollars of potential forecast revenue and our business development platform is planned to grow rapidly, to meet the urgent affordable housing market demand and the opportunity for commercial construction efficiency optimization. In proportion to our revenue and project growth, Madco3d will also be increasing personnel, research and development, and PPE investment, to address its expanding target markets and industry sectors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 9, 2023, the Company has capital resources available in the form of a line of credit for $16,000.00 from Bank of America, ongoing member partner capital contributions in the amount of approximately $4,500 per month, and $3,614 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support project-specific expenses as our projects kick off, scaling of personnel, ongoing research and development, production initiation, and company and operational overhead.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, including potential project revenue in 2023 and ongoing member partner obligated capital contributions, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises a minimum offering amount of $150,000, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $6,250 for expenses related to rent, utilities, salaries, insurance, inventory, research and development, and project production.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 196 months, although if achieving a maximum raise, Madco3d intends to scale production, personnel, research and development, and PPE investment, to grow revenue, profit, and value for investors, which would significantly reduce the number of months above to operate. This is based on a current monthly burn rate of $6,250 for expenses related to rent, utilities, salaries, insurance, inventory, research and development, and project production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including revenue and profit growth to organically grow the Company, and only if strategically or financially necessary to increase investor value and market share, will the Company consider a Series A round of funding.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $29,850,916.30

Valuation Details:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, business partnerships and relationships, the value of the Company's assets, including technology and intellectual property, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market Growth & Trends

3d printing as an industry has been growing exponentially, year after year. According to Precedence Research, the global 3d printing construction market size reached USD $3.42 billion in 2022 and it is projected to hit around USD $519.49 billion by 2032, poised to grow at a CAGR of 65.25% from 2023 to 2032.

With concrete being the most widely used material on the planet, aside from water, the global concrete market, according to The Business Research Company, was $364.12 billion at the end of 2022 and is projected to grow at a 7.6% CAGR through 2027, reaching $517.78 billion. Recognizing the larger concrete industry is why Madco3d takes a multi-faceted approach to the autonomous construction industry. Madco3d's FlashcreteTM autonomous robotics system is the next generation of construction automation, leap-frogging traditional 3d printing technology, by addressing reinforced concrete, code-compliant commercial construction, enabling this technology to capture a much larger share of the global concrete construction market. FlashcreteTM is also adaptable for multiple construction trades beyond concrete, including drywall, field welding, masonry, and more, thus further expanding the potential construction addressable market, and increasing growth potential.

We have a vertical business structure (equipment, material, design expertise, construction, and scientific expertise, and collaborations with complementary firms) that allows us to design and complete the first neighborhoods in the northeast

USA and meet the stated need in New Hampshire and beyond for thousands of homes for workforce housing while establishing the first 3d-printed coral reefs at scale in the world.

Our proprietary online design/order home software model will make it intuitive and easy for people to create and order a small house, a piece of artwork, or a construction feature in a more frictionless way.

The value of coral reefs internationally is in the trillions of dollars—millions of people depend on the reefs for their livelihoods and their safety as reefs protect fragile shorelines and properties. The private/public funding model for coral is working actively in the Yucatan Peninsula of Mexico, and the degree of international interest in our coral (3d-printed concrete and 3d bio-printed living coral) is in the tens of millions of dollars already.

We plan to expand from our northeast corridor nationwide, and globally across Canada, Mexico, Thailand, the Middle East, to coral reef locations globally, and beyond, scaling our sales/business model as we go.

Sources:
https://www.thebusinessresearchcompany.com/report/cement-and-concrete-products-global-market-report
https://www.precedenceresearch.com/3d-printing-construction-market

Financial Projections

Madco3d makes money in three different ways:

1) Through selling 3d printed products, fabricated in our factory and shipped and/or installed on-site for our customers. Our sales come through online ordering portals, through in-person sales teams, and through online and in-person fine art galleries and other points of sales.

2) Through construction and coral reef and coastal restoration project contracts, either as the role of design-build developer, design-build general contractor, or a technology specialist subcontractor, depending on the project.

3) Through service fees from licensing out our technology and expertise to outside general contractors and subcontractors (HaaS: hardware-as-a-service and RaaS™: Robotics-as-a-service business model).

On the construction side of the business, we make money by 3d-printing homes, commercial buildings, or portions thereof, such as facades and hardscape features (though we can serve as full general contractors and can provide full logistical support from site work and roads to electric/plumbing. With our allied companies, we can also wrap Engineering, Architectural, and Expediting services all within the Madco3d vertically and horizontally integrated platform of expertise and partnerships, delivering a complete turnkey operation. Our president, Adam Kushner, has been a licensed architect and general contractor in NYC with established firms for over 30 years.

In addition, we accept commissions to 3d print custom art, furniture, structural elements, and are positioned to be able to serve the wind power industry by 3d printing pedestals and other features of wind turbines.

On the marine side of our business, we are working with entities, both public and private, in the U.S. to develop viable 3d-printed concrete coral reefs and are working with the U.S. Commerce Department to reach out to and develop markets in the countries that have the largest reefs and the most to gain by replenishing these habitats. Paid projects come in the form of municipal/government contracts, privately owned coastal contracts, and property insurance company contracts that subsidize the projects to reduce their risk actuaries.

Our current project pipeline derived from our ongoing growing list of organic inquiries, already totals $20 million, including a 20+ home residential housing development in the city of Rochester, NH, and the first high-rise in NYC with 3d printed scope, with additional projects in discussions. These projects and expected growth have been forecast for the next three years and are valued as part of our valuation.

Business Partnerships & Relationships

Twente Additive Manufacturing: Our joint venture partnership with Twente Additive Manufacturing (TAM) provides value to Madco3d through shared use of technology and design intellectual property, as well as a distributor rights agreement for the sale of TAM 3d printers and machinery. TAM is a leader in the 3d printing industry, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, and increased profitability through an efficient combination of team expertise, design, project business development, and technology.

Human Biosciences: Our joint venture partnership with Human Biosciences provides value to Madco3d through the shared use of intellectual property, specific to regenerative coral reef restoration. Human Biosciences is a leader in the development and production of living organic tissues, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, increased profitability through an efficient combination of team expertise, design, and project business development, and technology, specific to the market of global coral reef restoration.

Kushner Studios: Our vertical integration with Kushner Studios is a distinct and highly valuable competitive advantage. Madco3d's president Adam Kushner is also the founder and president of Kushner Studios, and leverages his over thirty years of design expertise, partnerships, and clientele to create full design and project management capabilities for Madco3d, resulting in a highly synergistic and integrated platform across technological and design management service areas.

In House Group: Our vertical integration with In House Group is a distinct and highly valuable competitive advantage. Madco3d's president Adam Kushner is also co-founder and president of In House Group and leverages his over twenty years of general contracting expertise, partnerships, and clientele to create full construction and general contracting project management capabilities for Madco3d, resulting in a highly synergistic and integrated platform across technological and construction management service areas.

Plant a Million Corals: Our joint venture partnership with the Plant a Million Corals Foundation and Dr. David Vaughn provides value to Madco3d through the shared use of intellectual property, specific to regenerative coral reef restoration. Dr. David Vaughn, with his Plant a Million Corals Foundation, is a leader in the development and production of rapidly growing living corals, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, increased profitability through efficient combination of team expertise, design, project business development, and technology, specific to the market of global coral reef restoration.

Coral Morphologic: Our joint venture partnership with Coral Morphologic and marine biologist Colin Foord provides value to Madco3d through shared project business development and product marketing and sales, specific to regenerative coral reef restoration and marine sustainability awareness. Colin Foord, with Coral Morphologic, is a leader in the project-based education for marine sustainability and coral reef restoration, and Madco3d is able to leverage expertise and market exposure for the mutual benefit of both entities, enabling faster growth, increased profitability through an efficient combination of team expertise, design, project business development, and technology, specific to the market of global coral reef restoration and coastline protection.

The Value of the Company's Assets

Physical assets, including our current 3d printing technology and inventory, are summarized in our Balance Sheet and contribute to our valuation.

Intangible assets also provide highly valuable intellectual property, enabling rapid market growth and business development, as follows:

Madco3dTM: The Madco3dTM brand is the underpinning of not only the company name, but also an entire line of products and services, that branch out from underneath the Madco3dTM umbrella, such as branded Madco3dTM materials, robotics technologies, and service models, generating potential for broad name recognition and thus marketing and business development value.

Flashcrete TM: The provisionally patented Flashcrete TM system, with currently five total provisional US patents, holds tremendous value for Madco3d, as it increases the addressable market from 3d printed residential and low-rise commercial concrete, to potentially all vertical commercial concrete construction, including code compliant multi-story, high-rise commercial concrete construction, and is adaptable to multiple trades beyond concrete, including drywall, field welding, masonry, and more.

Unlike 3d printing, which has challenges meeting stringent code compliance for reinforced concrete structural and non-structural components, automated formwork and placement of concrete or mortar can accommodate code-compliant bar reinforcement, thus making both structural and non-structural reinforced concrete designs achievable with increased efficiency than either traditional construction form and place methods or 3d printing methods.

1. Madco3d holds five provisions US patents for the Flashcrete™ system.

2. The Flashcrete™ system is the only 3d concrete technology strategically targeting large-scale, single story and high-rise, code-compliant commercial construction—it accommodates rebar, fiber reinforced concrete, and can be implemented on virtually any already designed and permitted commercial concrete project—No 3d printing technology can do this, which means increased profitability and more growth.

3. The FlashCrete™ Autonomous Formwork and Placement System for Concrete and Cementitious Mortar use advanced software and robotics to create concrete walls, columns, and pilasters faster, less expensively, and safer.

4. The FlashCrete™ system consists of a combination of four sets of robotic systems that together as a coordinated system can form and pour concrete and mortar elements in three-dimensional curved and angular geometries, including walls, headers, sills, columns, and pilasters, without the use of traditional formwork systems or manual labor to manage the hose and build up and strip the formwork. The system can operate 24 hours per day, continuously for days or weeks, until the project scope is completed.

5. The FlashCrete System mobilizes for multistory construction able to use standard construction elevators and can form and place columns, walls, and pilasters. All mobile robots run on 360 swivels, and all-terrain wheels for maximum maneuverability. The process repeats itself, following the programmed sequencing with real-time machine learning adjustments for site conditions, safety, and tolerances to create single-story or multi-story buildings, all while adhering to

standard construction safety codes, guidelines, and practices.

6. The Flash Robotics platform is capable of expanding business lines to multiple on-site trades: including masonry wall construction, drywall finishing, steel welding, and more.

Canopy TM: The Canopy TM home is a first-of-its-kind 3d printed design incorporating both extrusion-based and sand deposition 3d printing technologies, leveraging the highest and best use of each. These unique homes can be built individually or as a community neighborhood of 3d printed homes to maximize ecological and sociological benefits to their owners and users. Madco3d plans to create multiple residential developments using the Canopy TM home and neighborhood design intellectual property.

hybridhouse TM: The hybridhouse TM home is a first-of-its-kind combined 3d printed and modular design incorporating extrusion-based and sand deposition 3d printing technologies, as well as off-site modular prefabrication, leveraging the highest and best use of each of the distinct technologies. These unique homes can be built individually or as a community neighborhood of 3d printed-Modular homes to maximize ecological and sociological benefits to their owners and users. Madco3d plans to create multiple residential developments using the hybrid house TM home and neighborhood design intellectual property.

Management's Prior Achievements & Success

The team of Madco3d partners brings a vast and complementary set of expertise and experience, contributing significant value to the Company.

Adam Kushner | Founding Partner | President

ADAM KUSHNER is a founding partner of Madco3d. He came to large format 3d printing through his allied endeavors as founder and Principal of KUSHNER studios, a mid-sized architecture and design practice that is now in its third decade operating out of lower Manhattan, NYC. In addition, he is a partner in In House Group, his sister's allied general contracting firm, also now over two decades in practice.

After graduating with his master's from Cornell University, in addition to practicing architecture and general contracting, Adam has also kept up his interest in teaching, serving as an adjunct lecturer at local institutions and continues to remain close to academia, including offering the first course in full-scale 3d printing at the university level in America recently for the Bernard Spitzer School of Architecture in Manhattan.

He lectures often to various agencies, institutions, and organizations on a range of topics and has been well-published in professional journals as well as appearing on TV, podcasts, video, online, and in print media.

Through these various ventures, Adam has been attempting to accomplish what has always been most important to him: re-envisioning the built environment by encircling most of the design, technology, construction, and decision-making roles under a singular holistic umbrella. He is committed to bringing his vision of the possibilities of architecture vis-a-vis 3d printing and automation to the public in the most expedient and direct manner possible.

Adam has exhibited both architectural and photographic work and has written several article and manuscript-length texts.

Daniel Bernard | Founding Partner | Executive Vice President

Dan, a native Mainer, is a founding partner, EVP, and the Director of Operations for Madco3d. He attended UMaine and Bates College. He oversees company operations based in a vintage mill in the seacoast NH region, focusing on product and machine development; business strategies, creativity, collaborations, and partnerships as well as presenting on the company's behalf.

Dan has been a green products innovator/marketer since 1990. He's worked with some of the largest international chemical, plastic, consumer products, and textile firms in developing and bringing greener products and systems to market.

He gained national attention in the early 1990s from the Associated Press, Wall Street Journal, New York Times, and National Geographic among others by launching a green catalog company that offered not only electric/solar sports cars, and electric car conversion kits but dozens of items for everyday green living.

This led to collaborations with Coca-Cola and Hoechst-Celanese, products created for the United Nations, Disney, ESPN, TED Talks, Nissan, Lenzing, and many others. He currently collaborates with carbon reduction scientists, academia, and leading biotech and bioprinting innovators in his work on repopulating the coral reefs.

He's an experienced professional narrator of books and magazines such as The New Yorker and has written, directed, and produced award-winning audio and radio programs. He's been a part of the region's theater, improv, and comedy community for decades.

Mark Lazar | Founding Partner

Mark Lazar is a founding partner of Madco3d. He is also CEO and sole shareholder of Lazar Equities, a developer and owner of multiple residential investment properties in Montreal and Manhattan with a focus on the redevelopment of older multi-residential properties, creating added value and protecting the heritage of the properties. In addition, Mark Lazar is Chairman of the Board of Whatstrending.com, a social media company.

Over the years, Mark has been an investor and lead partner in various companies both in manufacturing and the internet. He is also on the Board of Directors of various micro-cap OTC public companies, and an advisor consultant for micro-cap convertible debt and PIPE financing (mostly in the '90s); Head of Acquisition for real estate syndication. Lazar Equities is also an early-stage venture investor.

Brian Marshall | Partner

Brian Marshall is a partner on the Madco3d team, based in NH where our operations and manufacturing are centralized. Brian has degrees in Civil Technology, Construction Management, and Applied Business Management from the University of New Hampshire and Granite State University, along with his real estate licensure. He has also earned certification to teach English as a foreign language from SEE TEFL in Chiang Mai, Thailand, where he spearheads business development for Madco3d.

Brian is a trained improviser as well (he and EVP Dan Bernard have a history of performing comedy together in the past), a graduate of the Second City Conservatory Program in Los Angeles, where he has been cast in feature and independent films, TV shows and commercials, stage shows and musicals. He uses his improv skills as a successful entrepreneur and has brought his creativity and passion to Madco3d to help drive forward 3d printing technology and innovation.

Steve Bernard | Partner

Steve brings a wide range of skills to the everyday operations of Madco3d as well as to the creative and imaginative side of the company. He innovates solutions to mechanical and artistic challenges in real time–using both his brain and hands, and has been invaluable in helping the company achieve some of its most notable goals in 3d-printed concrete art, coral, and housing elements. Steve's early experience as a sculptor and fabricating art, theatrical props, and special effects has informed the many inventive solutions he has brought to the 3d-printed table.

Steve is Dan's brother, and while they both hail from Maine, Steve spent a lot of his early life as a performing artist in the U.S., from the legendary Celebration Mime Theater in Maine to the No Elephant Circus in NYC, and on to Barnum and Bailey/Ringling Bros. Circus World and comedy clubs like The Improv and The Ice House–and to fame in Europe on the stage, T.V. and film as a celebrity comedy performer, never ceasing his creative invention along the way.

He joined Madco3d in 2018 and has worked tirelessly, helping the company achieve its goals and keep the ship tight while still keeping his hand in his creative and comedy life.

Darren Winham | Partner

Darren Winham is an economic development professional with over twenty years of experience working in both the public and private sectors. Darren is the Economic Development Director with the town of Exeter, NH, and owner of DarWin Dynamic Solutions, an economic development consulting firm, and is a partner in Madco3d. Specializing in resource procurement, land acquisition, public relations, and business strategy, Darren works with companies of all types and sizes in order to assist with their vision and goals.

A former George Mitchell Peace Scholarship winner and member of the Sigma Beta Delta School of Business Honor Society, Darren holds current and past memberships in several strategic organizations, including the Federal Interagency Network of Enterprise Assistance Providers (INEAP), Seacoast Economic Development Stakeholders (founding member), Upstate California Economic Development Council and NH Collaborative Economic Development Regions. While working as the Energy Lead for the Business Relations Group of the US Department of Labor in Washington DC, Darren served as Liaison to the Departments of Energy (DOE), Housing and Urban Development (HUD), and the Environmental Protection Agency (EPA). Often asked to lecture, testify at the NH state house, or sit on panels, Darren is a fervent proponent of affordable housing to combat the growing workforce crisis and is excited to see that Madco3d's technology can be a game-changer in this space.

Darren is an outdoor enthusiast who loves to snowboard and mountain bike, the latter generally with a three-year-old border collie hot on his tail. In his past life, he was a registered Maine whitewater rafting guide and scuba Divemaster, and PADI Instructor. Darren lives in Exeter with his wife and two daughters.

In conclusion, we believe that the combination of the above assets and forecasts gives a reasonable pre-money valuation of $29,850,916.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.15 we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary

If we raise the over allotment amount of $1,234,999.10, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  25.0%
  We will use 25% of the funds raised for material and machine testing, and prototype development of autonomous robotics.

- Plant, Property, and Equipment
  30.0%
  We will use 30% of the funds raised for equipment investments and enhancements, in preparation of the Company's project pipeline and service expansion.

- Inventory
  8.0%
  We will use 8% of the funds raised to purchase inventory for the Company's 3d printing and construction material in preparation of project pipeline and service expansion.

- Company Employment
  17.5%
  We will use 17.5% of the funds for key personnel of daily operations, including the following roles: systems integration and automation specialist, production crew, robotics engineer and machinist. Wages to be commensurate with training, experience and position.

- Working Capital
  13.0%
  We will use 13% of the funds for working capital to cover expenses for the initial launch, product and services expansion, as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://madco3d.com/ (https://madco3d.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/madco3d

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Madco3d LLC

[See attached]

Madco3d LLC (the "Company") a New York Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Madco3d LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 9, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	22,713	3,657
Inventory	19,954	10,145
Total Current Assets	42,667	13,802
Non-current Assets		
Building Improvements and Machinery and Equipment, net of Accumulated Depreciation	345,595	340,736
Total Non-Current Assets	345,595	340,736
TOTAL ASSETS	388,261	354,538
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	11,484	6,251
Total Current Liabilities	11,484	6,251
TOTAL LIABILITIES	11,484	6,251
EQUITY		
Member's Contributions	672,069	538,845
Accumulated Deficit	(295,293)	(190,558)
Total Equity	376,776	348,287
TOTAL LIABILITIES AND EQUITY	388,261	354,538

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	494,486	(108,428)	386,058
Capital Contributions	44,359	-	44,359
Net Income (Loss)	-	(82,130)	(82,130)
Ending Balance 12/31/2021	538,845	(190,558)	348,287
Capital Contributions	133,224	-	133,224
Net Income (Loss)	-	(104,735)	(104,735)
Ending Balance 12/31/2022	672,069	(295,293)	376,776

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	54,457	47,045
Research and Development	18,431	-
Depreciation	30,676	34,776
Total Operating Expenses	103,564	81,821
Operating Income (loss)	(103,564)	(81,821)
Other Expense		
Interest Expense	1,313	454
Total Other Expense	1,313	454
Other Income		
Other	142	145
Total Other Income	142	145
Earnings Before Income Taxes	(104,735)	(82,130)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(104,735)	(82,130)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(104,735)	(82,130)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	30,676	34,776
Accounts Payable and Accrued Expenses	5,234	5,210
Inventory	(9,809)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	26,101	39,986
Net Cash provided by (used in) Operating Activities	(78,634)	(42,144)
INVESTING ACTIVITIES		
Machinery and Equipment	(35,535)	-
Net Cash provided by (used by) Investing Activities	(35,535)	-
FINANCING ACTIVITIES		
Proceeds from Member's Contributions	133,224	44,359
Net Cash provided by (used in) Financing Activities	133,224	44,359
Cash at the beginning of period	3,657	1,441
Net Cash increase (decrease) for period	19,056	2,215
Cash at end of period	22,713	3,657

Madco3d LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Madco3d LLC ("the Company") was formed in New York on July 24th, 2018. The Company is an industrial scale 3d printing technology specialist and is in the business of custom designing and building 3d printed structures, coral reefs, landscape features, furnishings, and artwork. The Company is currently pre-revenue, as it readies its technical capabilities and offerings for broad rollout to its growing client and project pipeline. The Company headquarters is in New York, New York, and has its main production facility currently in Rochester, New Hampshire. The Company's customers will be located in the United States, and abroad as the Company scales.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Building Improvements	15-40	15,000	(1,650)	-	13,350
Machinery and Equipment	3-15	439,796	(107,551)	-	332,245
Grand Total	**-**	**454,796**	**(109,201)**	**-**	**345,595**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $19,954 as of December 31st, 2022. First In First Out (FIFO) method of inventory valuation has been applied, at a value lowest of cost, market value, and net realizable value. Based on market values in the COVID price inflationary market, lowest value has been determined to be the inventory purchase cost basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into Memorandum of Understanding with a third party with the intention to begin working collaboratively in a joint venture business structure. The Company believes it benefits by gaining flexibility by utilizing the third party's machines and training on projects at cost to quickly develop full scale housing and commercial prototypes in New Hampshire and New York, then moving to full scale residential and commercial developments in the northeast region. This would provide the flexibility to shift use of the equipment between projects. The Company does not have any other long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any long-term debt or liabilities as of December 31st, 2022.

NOTE 6 – EQUITY

The Company is a limited liability company with two classes of unit interest which including Class A Units and Class B Units.

The Company is authorized to issue 10,000,000 units, of which 7,042,909 are designated as Class A Units and the remaining amount is set aside to be designated as either Class A or Class B Units as determined at a later time.

The Company had 7,042,909 Class A Units issued and outstanding as of December 31st, 2022. There were no Class B Units issued or outstanding as of December 31st, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 9, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Madco3D is not live or open to the public at this moment.

GET A PIECE OF MADCO3D

NYC Startup Leads 3d-Printing Revolution

Madco3d is a rapidly growing construction technology company developing robotic, autonomous 3d-printing systems, along with design and build services to help solve the ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


THE FIRST
HIGH-RISE IN
NYC TO FEATURE
3D-PRINTED
CONCRETE

$0 Raised

REASONS TO INVEST

- A BETTER FUTURE WITH MADCO3D: In just this year, we have received an influx of significant development projects in the pipeline—requests for over 100 homes in New Hampshire alone, and we will be printing one of the first-ever high-rise in New York City (or the U.S.A.) to feature 3d-printed concrete features. Madco aims to achieve 15% faster schedules, 3x reduction in labor, 10% cost savings, 20% net profit margin, and a reduced carbon footprint.*

- EXCEPTIONAL LEADERSHIP AND INNOVATION: Our founders are industry insiders with decades of experience and have already established key relationships with such international, respected companies as Sika, TAM (Twente Additive Manufacturing), and Human BioSciences. Madco3d is aiming to invent the future, starting with FlashcreteTM, a new autonomous construction system for code-compliant, structurally reinforced, multistory commercial construction, with five provisional U.S. patents.

- A NEW AND FAST-GROWING MARKET: According to our research, 3d printing and the robotics industry are positioned for tremendous growth potential. We're also targeting the fast-growing global construction market, predicted to reach $15.5 trillion by 2030, as well as the $36 billion+ coral reef market and the $34.9 billion robotics market.**

**On wall framing scope, versus traditional cast-in-place concrete for both residential and commercial construction. Additional schedule savings are achievable compared to wood-framed construction.*

***Source / Source / Source*

Invest Now
$3.95 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$252.80	$29.85M

THE PITCH

Automated, Robotic 3D Concrete Printing


Our 3D concrete printing technology allows for faster, more sustainable building.
MADCO3D
POWERED BY TAM

Faster, less waste, more design flexibility and more sustainable.

**The above video is a time-lapse of construction, and may not reflect the true amount of construction time.*

At Madco3d, we set out to "solve housing" with our 3d concrete printing technology capable of printing an 800-square-foot home in just under a week. We believe in constant innovation and collaboration to solve the world's most urgent problems: the housing shortage, ocean conservation, and sustainability. With keen interest from prospective homeowners in New Hampshire (where we 3d print concrete in a historic mill) and across the country, key partnerships with industry innovators in place, advanced technology, and a fast-growing team of experts, we are ready to build a better, more sustainable future.

THE PROBLEM & OUR SOLUTION

3D Printed Construction for Greener, More Affordable Homes


MADCO3D
00:28

There is a massive U.S. housing shortage — 4 million new homes will be needed by 2026 with nearly 600,000 Americans experiencing homelessness on any given night (Source). Traditional stick-built homes are expensive, wasteful and slow to build. Rising prices for building materials due to the pandemic, supply chain issues, climate change, and a nationwide shortage of construction workers add to the outmoded, costly traditional construction methodology.

HOW?

THE PROBLEM

Shortage of skilled labor and rising material costs have played a major role in the housing crisis.

OUR SOLUTION

3D concrete printed buildings are faster and cheaper to build, and require fewer workers.

15% Shorter project schedules

3:1 Wall framing labor reduction

10% Total Project Savings

Madco3d believes in an easier way to approach construction. By utilizing robots to 3D-printing concrete homes and structures, we can reduce material waste by up to 90%, incorporate insect and fire-resistant materials, provide severe weather-proof construction, all while reducing construction costs by 10%, and improving the quality and durability of structures.


MADCO3D

Madco3D's hybridhouse™, incorporating 3D-printed concrete and upcycled and superinsulated modular wood features.

Designed by our president, architect Adam Kushner.

We offer a range of housing solutions, including on-site printing with the Keiko model™, or panels printed in our shop and assembled on-site with TAM's design for the Fibonacci House™, organic tree-inspired sand-printed forms with the Canopy House™, and our newest addition, the modular sustainable wood and drywall married to our 3d-printed concrete walls – with our **hybridhouse™**.


Our 3D concrete printing technology gives you
FREEDOM OF DESIGN
MADCO3D


MADCO3D
POWERED BY

With Madco3d's newest in-development autonomous construction technology, Flashcrete™, even more is possible. We have 5 provisional patents for our Flashcrete™ autonomous system, which makes the following possible for code compliant, multi-story commercial concrete construction:

- 20% faster (40% faster with double shift, and even more with 24 hour operation, with no premium on labor)
- Reduces labor by 10x
- 15% cheaper
- 30% net profit margin and yield on cost
- Adaptable robotic arms for autonomous masonry construction, drywall installation, site welding, and more site and shop trades

The future of construction is here!


FLASHCRETE

**The above is a computer-generated demo.*

Solving Climate and Ocean Calamities

At Madco3D, we believe in helping create a better, more sustainable world. We are working with leading marine biologists to use our 3d printers to rapidly create replacement coral reefs (a $36 billion+ dollar market) solving major environmental issues by protecting ocean habitats and at-risk shorelines and cities (Source).


MADCO3D
POWERED BY TAM
We can print most any coral configuration
in CO2-absorbing concrete with the right pH
and texture for coral growth.

Our concrete is sand-based, non-toxic, absorbs CO_2, and designed with similar pH to the ocean to accelerate reef recovery. Our in-house methods perfect the 3D printing process for this special material for coral reef replacement. But this is just the beginning, and as we continue to build our partnerships with Human BioSciences to develop 3d-printed living coral, and develop new partnerships and technology, we hope to help solve the climate crisis and restore the ocean to its natural beauty.


3D PRINTED CONCRETE REEFS
that mimic nature, planted with 3D bioprinted living coral
MADCO3D PARTNERSHIP WITH HUMAN BIOSCIENCES:
HOW WE PLAN TO 3D PRINT LIVING CORAL ORGANISMS
3d computer file of coral
Human BioSciences
This respected U.S. biotech firm is developing a collagen-based bioink we plan to use as the basis to 3d print (bioprint) living coral reef colonies. We envision attaching bioprinted living coral to our sustainable 3d printed concrete reef structures to rapidly repopulate vital reefs.
Example of a modern bioprinter
Our plan is to attach living coral to 3d printed sustainable coral reefs

**The 3D Bioprinting technique is still in development with Human Biosciences.*

THE MARKET & OUR TRACTION

Patented Technology That Meets the World's Thirst For Housing

The U.S. construction market was valued at $2.1 trillion as of 2022 and is projected to reach an AAGR of more than 4% between 2024-2027 (Source). The global construction market is forecasted to grow by 85% to $15.5 trillion by 2030 (Source). The 3d-printing market itself is gaining major traction, and many new Federal programs are granting support to increase U.S. additive manufacturing (Source).

$100B
Total Addressable Market 2022

1.55M
US Homes - 2022

$3.2B
Serviceable Addressable Market Global 3D Printing - 2022

$70B
Serviceable Addressable Market Global 3D Printing - 2028

$31M
Serviceable Obtainable Market 2022

$1B+
Serviceable Obtainable Market 2028+

*The Serviceable Obtainable Market values for 2022 and 2028 are Madco3D's assessment of the obtainable portion of the global 3D printing market.

We have established key partnerships with the University of New Hampshire and their Olson Center for Advanced Manufacturing, and Sika, one of the world's leading concrete companies, and have already received inquiries for over 100 homes in New Hampshire alone and thousands more in the Caribbean. We've also filed five provisional patents for our Flashcrete™ autonomous robotic/drone system, and hold numerous additional trade secrets, protected data, trademarks, and additional proprietary technologies.

Further, our connection with In-House Group, a Manhattan-based general contractor, and Kushner Studios, and Architecture + Design P.C., our architectural partner are key elements of our full-service delivery package for the greater NYC region and beyond.


WE HAVE RECEIVED $MILLIONS IN ORGANIC INQUIRIES
$100K Marine park: Miami, FL
$200K Brooklyn high-rise facade: Brooklyn, NY
$800K 2 homes on 5 acres: Berwick, ME
$1.2M 4 single family homes: Rochester, NH
$2M Cancer patient family housing: Hanover, NH
$16.2M Housing dev. (20-49 houses): Rochester, NH

*From left to right: Canopy House™, Fibonacci House™, & the Austin House™.

WHY INVEST

Envisioning A Sustainable Future For Our Homes and Planet


"We can see that 3D printing is the future. Not in years to come but, now. It will do nothing but benefit the planet and help mankind, and we would more than love to be a part of that.
Beau and Natalie White - Client - Manchester, NH
MADCO3D
POWERED BY TAM

*The above testimonials may not be representative of the opinions or of the experiences of other experts and is not a guarantee of future performance or success.

We founded Madco3d because the construction and housing market has been in need of innovation due to antiquated modes of designing and delivering buildings and projects. We have a team with vision, proprietary technology, and design/print/build capability to rapidly address the housing crisis and heal coral reefs. Our highly efficient green technology blends economic and social needs into simple, achievable solutions.

Join our team as our new, profitable, bold and sustainable approach to housing, nature, and human life.

ABOUT

HEADQUARTERS
55 Liberty Street
New York, NY 10005

WEBSITE
View Site

Madco3d is a rapidly growing construction technology company developing robotic, autonomous 3d-printing systems, along with design and build services to help solve the housing crisis, restore the coastal marine environment, and redefine the construction paradigm. The Company is currently in a pre-revenue stage of business development.

TEAM



Adam Kushner
Chairman & President

ADAM KUSHNER is a founding partner of Madco3d. He came to large format 3d printing through his allied endeavors as founder and Principal of KUSHNER studios, a mid-sized architecture and design practice that is now close to its fourth decade operating out of lower Manhattan, NYC. In addition, he is a partner in In House Group, his sister general contracting firm, also now over two decades in practice.

After graduating from Cornell University, in addition to practicing architecture and general contracting, Adam has also kept up his interest in teaching, serving as an adjunct lecturer at local institutions and continues to remain close to academia, including offering one of the first courses in full-scale 3d printing at the university level in America.

He lectures often to various agencies, institutions, and organizations on a range of topics and has been well-published in professional journals as well as appearing on TV, video, and on the internet, and print media.

Through these various ventures, Adam has been attempting to accomplish what has always been most important to him: re-envisioning the built environment by encircling most of the design, technology, construction, development and decision-making roles under a singular holistic umbrella. He is committed to bringing his vision of the possibilities of architecture vis-a-vis 3d printing and automation to the public in the most expedient and direct manner possible.

Adam has exhibited both architectural and photographic work and has written several article and manuscript-length texts.

Adam currently works 30 hours a week as President of Kushner Studios Architecture+Design and 10 hours a week as President of In House Group, Inc., in addition to 12 hours a week as President & Chairman of Madco3D.



Daniel Bernard
Board Secretary, Board Manager & Executive Vice President

Dan, a native Mainer, is a founding partner, EVP, and the Director of Operations for Madco3D. He attended UMaine and Bates College. He oversees company operations based in a vintage mill in the seacoast NH region, focusing on product and machine development; business strategies, creative, collaborations and partnerships as well as presenting on the company's behalf.

Dan has been a green products innovator/marketer since 1990. He's worked with some of the largest international chemical, plastic, consumer products, and textile firms in developing and bringing greener products and systems to market.

He gained national attention in the early 1990s from the Associated Press, Wall Street Journal, New York Times, and National Geographic among others by launching a green catalog company that offered not only electric/solar sports cars, and electric car conversion kits but dozens of items for everyday green living.

This led to collaborations with Coca-Cola and Hoechst-Celanese, products created for the United Nations, Disney, ESPN, TED Talks, Nissan, Lenzing, and many others. He currently collaborates with carbon reduction scientists, academia, and leading biotech and bioprinting innovators in his work on repopulating the coral reefs.

He's an experienced professional narrator of books and magazines such as The New Yorker and has written, directed, and produced award-winning audio and radio programs. He's been a part of the region's theater, improv, and comedy community for decades.

Dan works approximately 10 hours per week for an unrelated company he founded, Ecodot.com, Inc., in addition to working approximately 40 hours a week for Madco3D.



Mark Lazar
Founding Partner

Mark Lazar is a founding partner of Madco3d. He is also CEO and sole shareholder of Lazar Equities, a developer and owner of multiple residential investment properties in Montreal and Manhattan with a focus on the redevelopment of older multi-residential properties, creating added value and protecting the heritage of the properties. In addition, Mark Lazar is Chairman of the Board of Whatstrending.com, a social media company.

Over the years, Mark has been an investor and lead partner in various companies both in manufacturing and the internet. He is also on the Board of Directors of various micro-cap OTC public companies, and an advisor consultant for micro-cap convertible debt and PIPE financing (mostly in the '90s); Head of Acquisition for real estate syndication. Lazar Equities is also an early-stage venture investor.



Darren Winham
Partner

Darren Winham is an economic development professional with over twenty years of experience working in both the public and private sector. Darren is the Economic Development Director with the town of Exeter, NH, and owner of DarWin Dynamic Solutions, an economic development consulting firm and is a partner in Madco3d. Specializing in resource procurement, land acquisition, public relations, and business strategy, Darren works with companies of all types and sizes in order to assist with their vision and goals.

A former George Mitchell Peace Scholarship winner and member of Sigma Beta Delta School of Business Honor Society, Darren holds current and past memberships in several strategic organizations, including the Federal Interagency Network of Enterprise Assistance Providers (INEAP), Seacoast Economic Development Stakeholders (founding member), Upstate California Economic Development Council and NH Collaborative Economic Development Regions. While working as the Energy Lead for the Business Relations Group of the US Department of Labor in Washington DC, Darren served as Liaison to the Departments of Energy (DOE), Housing and Urban Development (HUD), and the Environmental Protection Agency (EPA). Often asked to lecture, testify at the NH state house or sit on panels, Darren is a fervent proponent of affordable housing to combat the growing workforce crisis and is excited to see that Madco3d's technology can be a game-changer in this space.

Darren is an outdoor enthusiast who loves to snowboard and mountain bike, the latter generally with a three-year-old border collie hot on his tail. In his past life, he was a registered Maine whitewater rafting guide and scuba Divemaster, and PADI Instructor. Darren lives in Exeter with his wife and two daughters.



Brian Marshall
Partner

Brian Marshall is a partner on the Madco3d team, based in NH where our operations and manufacturing are centralized. Brian has degrees in Civil Technology, Construction Management, and Applied Business Management from the University of New Hampshire and Granite State University, along with his real estate licensure. He has also earned certification to teach English as a foreign language from SEE TEFL in Chiang Mai, Thailand, where he spearheads business development for Madco3d.

Brian is a trained improviser, a graduate of the Second City Conservatory Program in Los Angeles, where he has been cast in feature and independent films, TV shows and commercials, stage shows, and musicals. He uses his improv skills as a successful entrepreneur and has brought his creativity and passion to Madco3d to help drive forward 3d printing technology and innovation.



Steve Bernard
Partner

Steve brings a wide range of skills to the everyday operations of Madco3d as well as to the creative and imaginative side of the company. He innovates solutions to mechanical and artistic challenges in real time–using both his brain and hands, and has been invaluable in helping the company achieve some of its most notable goals in 3d printed concrete art, coral and housing elements. Steve's early experience as a sculptor and fabricating art, theatrical props and special effects has informed the many inventive solutions he has brought to the 3d-printed table.

Steve is Dan's brother, and while they both hail from Maine, Steve spent a lot of his early life as a performing artist in the U.S., from the legendary Celebration Mime Theater in Maine to the No Elephant Circus in NYC, and on to Barnum and Bailey/Ringling Bros. Circus World and comedy clubs like The Improv and The Ice House–and to fame in Europe on the stage, t.v. and film as a celebrity comedy performer, never ceasing his creative invention along the way.

He joined Madco3d in 2018 and has worked tirelessly, helping the company achieve its goals and keep the ship tight while still keeping his hand in his creative and comedy life.

TERMS

Madco3D

Overview

PRICE PER SHARE
$3.95

VALUATION
$29.85M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$252.80

MAX INVESTMENT
$1,234,997.85

MIN NUMBER OF SHARES OFFERED
3,797

MAX NUMBER OF SHARES OFFERED
312,658

OFFERING TYPE
Equity

ASSET TYPE
Units

SHARES OFFERED
Class B Units

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives*

Time-Based Perks

Friends & Family

Invest within the first 72 hours and receive 15% bonus units

Super Early Bird

Invest within the first week and receive 10% bonus units

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus units

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 2% bonus units

Tier 2 Perk — Invest $1000+ and receive 3% bonus units

Tier 3 Perk — Invest $5,000+ and receive 4% bonus units

Tier 4 Perk — Invest $10,000+ and receive 5% bonus units

Tier 5 Perk — Invest $25,000+ and receive 10% bonus units

Tier 6 Perk — Invest $50,000+ and receive 15% bonus units

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Madco3d LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $3.95 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $395. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Madco3D.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

start engine

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

So I want to solve housing. What are the myriad problems with housing? Well, I mean, let's just start with the ones we all know. It's not affordable. It's a right that goes unfulfilled.

We have a homeless situation that is is apparent to me, being a New Yorker and seeing it every day. And I'd like to believe we live in a just world where everyone should be able to have a place to live. And so just the speed of being able to connect ideas to Pragmatic, things that are properties and things that come alive are put into the world in a matter of days and weeks is astounding. So 8ft in a day, 10ft in a day. You know what?

It's a robot. Keep it going all day long, 24ft in a day. So the time savings is enormous. 3d printing in its best form could go from design to move in conditions in a matter of, let's call it weeks. So the labor it doesn't take a lot of people to run a robot.

In fact, that's what a robot does. It does its work itself. Doesn't eat, doesn't sleep. It's one of the things that is essential as to why I feel this technology is really a fundamental shift in the construction industry. And I think 3D printed homes offer something profoundly, fundamentally secure and safe, and something that people in general, I think, will feel good about living in.

I feel they will be able to live their better lives. It's just easy to maintain. It's concrete. It's a proven material. We've come up with something called the hybrid house.

What is the hybrid house? It's a hybrid. Of what? Well, of our new technology, which takes the best of this freedom of design, this insulating economy of energy, and combines it with all that has been done in the last 50 years of prefabricated construction. Well, I think ultimately we are able to offer a package that is ultimately cheaper than something that they would find on the market, and again, offering the benefits of both of these systems.

I'm doing a 14 story building right now in Brooklyn, that's a high rise that's going to have 3D printed pieces on it. In fact, it's going to be pretty prominent because it's going to be the entire storefront as you wrap the whole corner of the building. Of course, I totally think that not only saving the oceans will go a long way in saving humanity in general. I mean, we can't survive without the oceans. I can only tell you why I've invested so much of my life in terms of years, which is ten plus at this point.

Probably twelve years at this point. I've invested so much of my time, which is thousands of documented hours, and I've invested a lot of my own resources in terms of money because I believe in it. I believe that we have the ability to change the world for the better. Because I think we are a section of the future.

So I think we're in a good place at a great time. I mean, we are a team of architects and engineers and marketing and material scientists and structural engineers that we have the right team, we have the right comportment, we have the right machinery. We're in the right time. I think we're going to win. And I think you might as well feel good about where you would invest.

And I think we're a good place to invest. I wouldn't waste my time, and life is too precious to waste your life. And I've done both, so I don't think I'm wasting my time.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
MADCO3D LLC
A NEW YORK LIMITED LIABILITY COMPANY

This Amended and Restated Limited Liability Company Agreement (as amended, supplemented or modified from time to time, this "Agreement") of Madco3d LLC, a New York limited liability company (the "Company"), is dated as of October 15, 2023, by and among the Company, the existing Members as of the date hereof, and each other Person admitted as a Member of the Company after the date hereof. In consideration of the mutual promises and obligations set forth herein, and with the intent of being legally bound, the parties hereto hereby agree as follows:

RECITALS

WHEREAS, Madco3d LLC, a New York Limited Liability Company, was formed pursuant to the Articles of Organization of the Company (the "Articles of Organization") executed by an authorized representative of the Company and filed with the office of the Secretary of State of the State of New York on July 24, 2018.

WHEREAS**,** the Members of the Company entered into a Limited Liability Company Agreement, dated as of December 31, 2019, as amended by a First Amendment, dated October 7, 2020, as further amended by a Second Amendment, dated November 9, 2022 (collectively, the "Original Agreement"), which they now wish to amend and restate in its entirety.

WHEREAS, the Original Agreement may be amended by a written consent of a Supermajority of the Board (as such term is defined in the Original Agreement) (collectively, the "Amendment Required Holders").

WHEREAS, the signatories hereto constitute the Amendment Required Holders.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree that the Original Agreement is amended and restated in its entirety as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

"Act" means the New York Limited Liability Company Law, as amended from time to time.

"Affiliate" means, (a) with respect to any Person who is an individual, a member of such Person's immediate family, which shall include such Person's spouse, siblings, children and grandchildren and the children and grandchildren of such Person' siblings; and (b) as to any Person (whether or not an individual), any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock, by contract or otherwise; provided, that no Person shall be deemed to be an Affiliate of a Member for purposes of Section 7.2. if such Member does not hold more than 20% of the outstanding voting or equity interests of such Person.

"Assignee" means the owner of an Economic Interest who has not been admitted as a substitute Member in accordance with Article 7.

"Assumed Tax Rate" means with respect to each Member (or Person whose tax liability is determined by reference to the income of a Member), a rate equal to the sum of the highest effective marginal statutory rate of New York state and local income tax for a fiscal year and United States federal income tax that would be imposed on a Member who is an individual and a resident of New York City, taking into account the character of the income of the Company and the deductibility of state and local income taxes for federal income tax purposes.

"Bona Fide Offer" means a written bona fide arm's length offer from any proposed transferee of any Offered Interest that states (a) the form and amount of consideration being offered by such proposed transferee for such Offered Interest; (b) other material terms of the proposed transfer; and (c) the proposed timetable for the consummation of the proposed transfer.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required by law or executive order to close.

"Capital Account" means, with respect to any Member, the capital account which the Company establishes and maintains for such Member pursuant to Section 3.2 and the Internal Revenue Code.

"Capital Contribution" means, with respect to any Member, the total amount of cash and fair market value of property contributed to the Company or its controlled Affiliates by such Member, whether before or after the date hereof.

"Class A Units" means the Class A Units of the Company.

"Class A Members" means any Member of the Company holding Class A Units in the Company.

"Class B Units" means the Class B Units of the Company.

"Class B Members" means any Member of the Company holding Class B Units in the Company.

"Class C Units" means the Class B Units of the Company.

"Class C Members" means any Member of the Company holding Class C Units in the Company.

"Change of Control Transaction" means: (i) an acquisition by any Person or group of Persons (other than an existing Member who, as of the date hereof, has beneficial ownership of more than 50% of the combined equity interests or voting power of the Company or any subsidiary of the Company) of, or the entering into of a definitive agreement with the Company by any Person or group of Persons to acquire, (A) all or substantially all of the assets of the Company in a transaction or series of transactions or (B) equity interests of the Company in a transaction or series of transactions, if, in the case of clause (B), immediately thereafter such acquiring Person or group of Persons has, or would have, beneficial ownership of more than 50% of the combined equity interests or voting power of the Company or any Subsidiary of the Company; or (ii) the execution of a definitive agreement providing for a tender offer, merger, consolidation or reorganization, or series of such related transactions, involving the Company or any Subsidiary of the Company, unless the Members, immediately after such transaction or transactions, will beneficially own at least 50% of the combined equity interests and voting power of the Company and any Subsidiary of the Company (or, if the Company or any Subsidiary of the Company will not be the surviving entity in such merger, consolidation or reorganization, such surviving entity).

"Code" means the Internal Revenue Code of 1986 or any successor statute thereto.

"Distributable Cash" means the amount of cash which the Board deems available for distribution to the Members, taking into account all debts, liabilities, and obligations of the Company then due, and working capital and other amounts which the Board deems necessary or appropriate for the Company's business or to place into reserves for future expenditures or claims (contingent or matured) with respect to such business.

"Economic Interest" means the right to receive distributions of the Company's assets and allocations of income, gain, loss, deduction, credit and similar items from the Company (including any Tax Advances advanced pursuant to Section 6.2) pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including the right to vote, serve as a Manager or otherwise participate in the management of the Company, or, except as provided in the Act, any right to information concerning the business and affairs of the Company.

"Fiscal Year" means the Company's fiscal year, which shall be the twelve (12) months ended on December 31 of each year, unless a different year end is required by applicable law.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Incremental Distribution Threshold" means, as of any date of determination, with respect to each series of Class C Units other than the first issued series of Class C Units, the amount that the initial Class C Units would receive if, immediately prior to the issuance of a series of Class C Units on the relevant date of determination, the Company was liquidated at the fair market value of the assets of the Company, as reasonably determined by the Board in good faith, and the proceeds distributed pursuant to Section 9.3.

"IRS" means the Internal Revenue Service.

"Member" means, subject to Section 7.9, each Person identified on Exhibit A hereto as of the date hereof who is a party or is otherwise bound by this Agreement and any Person who has been admitted to the Company as a Member in accordance with this Agreement or is an Assignee who has become a Member in accordance with Article 7.

"Membership Interest" means a Member's ownership interest in the Company including any and all benefits to which the holder of such Membership Interest may be entitled as provided in this Agreement or under the Act, among them a Member's Economic Interest, the right to vote on or participate in the management to the extent provided in this Agreement, and the right to receive information concerning the business and affairs, of the Company, together with all obligations of a Member to comply with the terms and provisions of this Agreement.

"Membership Interest Equivalents" means any security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for Units or other equity securities of the Company, and any option, warrant or other subscription or purchase right with respect to Membership Interests or such other equity securities of the Company.

"Percentage Interest" means, with respect to any Member as of any date, the ratio (expressed as a percentage) of the aggregate number of all Units held by such Member on such date to the aggregate number of all Units issued by the Company and outstanding on such date, excluding, for the purpose of calculating any Percentage Interest pursuant to Section 7.2.1, any Class B Units and Class C Units. The Percentage Interests of the Members as of the date hereof shall be as set forth on Exhibit A hereto.

"Permitted Transferee" means, (i) with respect to any Member who is an individual, a member of such Member's immediate family, which shall include such Person's spouse, siblings, children and grandchildren and the children and grandchildren of such Person' siblings, or a trust, corporation, partnership or limited liability company all of the beneficial interests of which shall be held by such Member or one or more members of such Member's immediate family, and shall include such Member's heirs, successors, administrators and executors; and (ii) with respect to any Member that is an entity or an individual, any Affiliate of such Member.

"Person" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind.

"Prime Rate" shall mean the prime rate (the base rate on corporate loans at large U.S. money center commercial banks) as published in the Money Rates section of the Wall Street Journal or other equivalent publication if the Wall Street Journal no longer publishes such information; provided, that if more one such prime rate is published on any given day, the lowest of such published rates shall be the Prime Rate for purposes of this Agreement.

"Profits Interest" means an interest in the future profits of the Company satisfying the requirements for a partnership profits interest transferred in connection with the performance of services, as set forth in IRS Revenue Procedures 93-27 and 2001-43, or any future IRS guidance or other authority that supplements or supersedes the foregoing Revenue Procedures.

"Public Offering" means a sale of common stock to the public in an offering pursuant to an effective registration statement filed with the Securities Exchange Commission pursuant to the Securities Act, as then in effect, provided that a Public Offering shall not include an offering made in connection with a business acquisition or combination or an employee benefit plan.

"Securities Act" means the Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"Subsequent Class C Unit" means each Class C Unit which is issued subsequent to the initial Class C Units issued under this Agreement.

"Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other body performing similar functions are at any time directly or indirectly owned by such Person.

"Supermajority" means, with respect to a vote of the Managers or Members, as the case may be, a number equal to a minimum of 66 2/3% of the eligible voting body, provided a quorum is present to conduct a binding vote.

"Tax Advance Date" means January 10, April 10, June 10 and September 10 of each fiscal year.

"Treasury Regulations" means the proposed, temporary and final regulations promulgated under the Code by the U.S. Department of Treasury.

"Units" means the Class A Units, Class B Units and Class C Units.

1.2 Other Definitions. All other capitalized terms shall have the meaning set forth in the relevant Section this Agreement.

1.3 Interpretation. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) words using the singular or plural number shall also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other gender; (b) references herein to "Articles," "Sections," "subsections" and other subdivisions, and to Exhibits, Annexes and other attachments, without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of, and Exhibits, Annexes and other attachments to, this Agreement; (c) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule shall also apply to other subdivisions within a Section or subsection; (d) the words "herein," "hereof," "hereunder," "hereby" and other words of similar import refer to this Agreement as a whole and not to any particular provision; (e) the words "include," "includes" and "including" are deemed to be followed by the phrase "without limitation"; (f) any reference to the Code, the Treasury Regulations, the Act or other statutes or laws will include all amendments, modifications or replacements of the specified sections and provisions concerned; and (g) "or" is not exclusive. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1 Formation. The Company was formed as a limited liability company under the Act by the filing of the Articles of Organization on July 24, 2018. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 Name. The name of the Company is currently Madco3d LLC. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board deems appropriate or advisable.

2.3 Term. The Company shall continue in existence perpetually, unless sooner dissolved in accordance with the provisions of this Agreement or required by the Act.

2.4 Office and Registered Agent. The Company shall continuously maintain an office and registered agent in the State of New York as required by the Act. The principal office of the Company shall be located in New York, New York, or such other place as may be determined by the Managing Member. The initial principal office shall be located at 36 Rivington Street, New York, NY 10002. The registered agent of the Company in the State of New York shall be Daniel Bernard, and the registered office shall be located at 36 Rivington Street, New York, NY 10002. Notwithstanding the foregoing, the registered agent and registered office may be changed at any time by filing notice of change with the Secretary of State of New York.

2.5 Addresses of the Members. The respective addresses of the Members are set forth on Exhibit A. A Member may change its, his or her address upon notice thereof to the Company.

2.6 Purpose and Business of the Company. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company, directly or through its Subsidiaries is engaging in the business of large scale 3d printing and additive manufacturing, including technology and software development, material testing, research and development, and providing 3d printing and additive manufacturing services and consulting to the industry as well as other related ancillary services. The Company shall have any and all powers necessary or desirable to carry out the purpose and business of the Company, to the extent the same may be lawfully exercised by limited liability companies under the Act.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1 Units.

3.1.1 Authorized Units. The ownership of the Company shall be held in Units, comprised of both Class A Units, Class B Units and Class C Units. The Company is authorized to issue up to ten million (10,000,000) Units, of which 7,557,194 Units shall be allocated in accordance with Exhibit A. The remaining 2,442,806 Units will be set aside for later issuance pursuant to this Agreement as either Class A Units, Class B Units or Class C Units.

3.1.2 Class A Units.

(a) On the date hereof, in consideration for the Capital Contributions made by the Class A Members to date, the Company has issued to the Class A Members the number of Class A Units as set forth opposite its name on Exhibit A.

(b) Holders of Class A Units shall (i) share in each item of Company income, gain, loss, deduction, and credit as provided in Section 6.4; (ii) be entitled to such Distributions made pursuant to Section 6.1.1 in the amounts and priorities as set forth therein; (iii) be entitled to such distributions made pursuant to Sections 9.2 and 9.3 in the amounts and priorities as set forth in such Sections; and (iv) be entitled to such other voting and participation rights as are set forth in this Agreement.

3.1.3 Class B Units.

(a) On the date hereof, in consideration for the Capital Contributions made by the Class B Members to date, the Company has issued to the Class B Members the number of Class B Units as set forth opposite its name on Exhibit A.

(b) Holders of Class B Units shall (i) share in each item of Company income, gain, loss, deduction, and credit as provided in Section 6.4; (ii) be entitled to such Distributions made pursuant to Section 6.1.1 in the amounts and priorities as set forth therein; (iii) be entitled to such distributions made pursuant to Sections 9.2 and 9.3 in the amounts and priorities as set forth in such Sections; and (iv) not be entitled to any voting rights as are set forth in this Agreement.

(c) Except as expressly set forth herein, no Class B Units shall have any right to participate in any Tag Along Sale pursuant to Section 7.2.1 and shall not be included in the calculation of "Percentage Interest" for the purposes of such Sections. Each Class B Unit shall be subject to the rights of certain other Members to drag along the Class B Units pursuant to Section 7.2.2.

(d) The Company shall amend Exhibit A upon the issuance of Class B Units. The Members acknowledge that upon issuance of any Class B Units each Member will experience pro rata dilution of such Member's Percentage Interest base on the issuance of Class B Units, which pro rata dilution shall be reflected on the amended Exhibit A.

3.1.4 Class C Units.

(a) The Board is authorized to issue one or more series of the Class C Units to officers, directors, employees, consultants or other service providers of the Company or its Subsidiaries as the Board shall determine, in its sole discretion. Prior to any grant of Class C Units, the Board shall adopt a plan pursuant to which the Class C Units may be granted. The Company and each Person receiving Class C Units hereby acknowledge and agree that the Board may designate Class C Units as Profits Interests and may vary the other rights and preferences; provided, that all Class C Units shall be non-transferable except as expressly set forth herein (including in connection with a Transfer pursuant to Section 7.2.2) or as set forth in the applicable plan or related awards agreements. The Board shall determine in good faith the Incremental Distribution Threshold for any series of Class C Units.

(b) The Board may from time to time establish such vesting criteria for any series of Class C Units as the Board in its sole discretion determines.

(c) All Members, whether parties hereto as of the date hereof or admitted after the date hereof, consent to the taking of all actions, including amending this Agreement, that are approved by the Board to the extent necessary or appropriate to cause the Class C Units to be treated as Profits Interests for all United States federal income tax purposes, to be valued based on liquidation value or similar principles and to permit allocations of income to be made to each Member to be respected even if such interests are subject to risk of forfeiture, including any action required by the Company under Revenue Procedure 2001-43, unless superseded by IRS Notice 2005-43, in which case, such consent shall allow the Company to take any and all actions as may be necessary or desirable pursuant to such notice, final or temporary regulations that may be promulgated to bring into effect the Proposed Treasury Regulations Sections 1.83-3, 1.704-1, 1.706-3, 1.707-1, 1.721-1, 1.761-1 set forth in the notice of proposed rulemaking (REG–105346–03), and any similar or related authority. Additionally, in accordance with Revenue Procedure 2001-43, the Company shall treat a Member holding Class C Units as the owner of such Units from the date they are granted, and shall file IRS Form 1065, and issue appropriate Schedule K-1's to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Profits Interest as if it were fully vested. The Company and each Member holding Class C Units agree to take into account such distributive share in computing its Federal income tax liability for the entire period during which it holds the Profits Interest. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of such Profits Interest issued to a Member holding Class C Units either at the time of grant of the Profits Interest or, if such Profits Interests are subject to vesting, at the time the Profits Interest becomes substantially vested. The undertaking contained in this Section 3.1.2(d) shall be construed in accordance with Section 4 of Revenue Procedure 2001-43.

(d) Except as expressly set forth herein or in the applicable plan or awards agreement, no Class C Units shall have any right to participate in any Tag Along Sale pursuant to Section 7.2.1 and shall not be included in the calculation of "Percentage Interest" for the purposes of such Sections. Each Class C Unit shall be subject to the rights of certain other Members to drag along the Class C Units pursuant to Section 7.2.2. Class C Units shall not be entitled to any voting rights as are set forth in this Agreement.

(e) The Company shall amend Exhibit A upon the issuance of Class C Units. The Members acknowledge that upon issuance of any Class C Units each Member will experience pro rata dilution of such Member's Percentage Interest base on the issuance of Class C Units, which pro rata dilution shall be reflected on the amended Exhibit A.

3.2 Capital Accounts. A separate Capital Account will be established for each Member. Each Member's Capital Account will be maintained in accordance with the Internal Revenue Code. Except as otherwise expressly provided in this Agreement, no Member will be personally liable for or be required to restore any deficit Capital Account balance. If any Membership Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account related to the transferred Membership Interest.

3.3 No Interest. Except as otherwise expressly provided in this Agreement, no Member shall be entitled to receive any interest on their Capital Contributions.

3.4 Additional Capital Contributions. Except as provided in this Agreement or in a written agreement between the Members, no Member or Affiliate of a Member will be required or permitted to make a Capital Contribution to the Company and no Member or Affiliate of a Member will, in any event, be required to make, loan or advance to the Company or guaranty or make any other financial commitment with respect to any debt or other obligation of the Company, including to fund operations of the Company or meet any tax liabilities of the Members (including tax liabilities arising from phantom income). Additional capital contributions to the Company may be made by the Members only with Board approval of a Supermajority or greater. If the Board approves additional capital contributions, the Board must set a maximum amount for such contributions that will be accepted from the Members. Each of the Members will then have the obligation to contribute a fixed amount at an interval to be determined by the Board. If any Member cannot meet this interval obligation due to circumstances, the remaining Members shall grant forbearance for a maximum of 4 months' time, but this does not relieve the defaulting Member from making up for missed payments. At the Board's Supermajority decision, they may convert any or all of these contributions into loans against the Company with terms to be determined.

3.5 Capital Structure Adjustments. No Unit splits, Unit combinations, distributions of Units or other similar events involving any class of Units of the Company may be effected unless such splits, combinations, distributions or similar events are effected simultaneously and proportionately with respect to all other classes of Units of the Company.

3.6 Preemptive Rights.

3.6.1 Member Rights. At any time and from time to time, if the Board determines to issue and sell New Ownership Interests, each Member (excluding any Members to the extent their Membership Interests consist exclusively of Class B Units or Class C Units) (each, a "Preemptive Right Holder") will have a preemptive right (the "Preemptive Rights") to purchase, on a pro rata basis, that number of units of New Ownership Interests equal to the product of (a) the aggregate number of units of the New Ownership Interests proposed to be issued, multiplied by (b) the Percentage Interest of such Member as of the date on which the Company Notice is sent to Preemptive Right Holders.

3.6.2 As used throughout Section 3.6, the term "Preemptive Right Holder" shall include the Permitted Transferees of each Member having Preemptive Rights, such that the aggregate number of New Ownership Interests that each Member having the Preemptive Right to purchase pursuant to the preceding sentence shall be divisible in any amounts among such Member's Permitted Transferees; provided, that the term "Preemptive Right Holder" shall not include the Permitted Transferees of the relevant Member for purposes of providing Company Notice and Election Notice as described in Section 3.6.3, which notices shall be provided to and by the Member having Preemptive Rights and not its Permitted Transferees. The term "New Ownership Interests" means: (i) any newly-issued Membership Interests or (ii) any newly-issued Membership Interest Equivalents, other than (1) Class B Units to be issued pursuant to a Regulation Crowdfunding campaign or Class C Units to be issued to directors, employees, consultants, or other service providers of the Company or its Subsidiaries in accordance with the terms of this

Agreement; (2) notes or other instruments of indebtedness that are not by their terms convertible, exercisable or exchangeable into Membership Interests or Membership Interest Equivalents; (3) Membership Interest Equivalents issued to vendors to the Company as approved by the Board; (4) Membership Interests or Membership Interest Equivalents issued in connection with any Public Offering or in consideration for any merger or consolidation involving the Company or any of its Subsidiaries or in consideration for any acquisition of securities of a Person or all or a material amount of the assets of a business or Person; (5) Membership Interests or Membership Interest Equivalents issued as upon any split, recapitalization or other subdivision or combination of Units and (6) Membership Interests or Membership Interest Equivalents issued to debt financing sources in connection with such debt financing, including, without limitation, equipment leases and bank lines of credit.

3.6.3 Procedures. At any time and from time to time, if the Company proposes to issue any New Ownership Interests, the Company will give each Preemptive Right Holder prior written notice of such proposal, describing the New Ownership Interests and the price and other terms and conditions upon which the Company proposes to issue the New Ownership Interests ("Company Notice"). Each Preemptive Right Holder will have ten (10) Business Days from the giving of the Company Notice to provide the Company with a notice of an election to purchase New Ownership Interests ("Election Notice"). In each Election Notice each Preemptive Right Holder shall specify the desired number of New Ownership Interests to be purchased by it and/or its Permitted Transferees, which shall in no case be greater than the aggregate number of New Ownership Interests such Preemptive Right Holder and its Permitted Transferees is entitled to purchase. Upon receipt of all Election Notices from the Preemptive Right Holders, the Company shall sell to each Preemptive Right Holder the number of the New Ownership Interests such Preemptive Right Holder (together with its Permitted Transferees) has elected to purchase. The issuance of any New Ownership Interests by the Company and required payment by the Preemptive Right Holders exercising their Preemptive Rights will occur no earlier than fifteen (15) days from the date of the Company Notice. If the Preemptive Right Holders fail to exercise in full their Preemptive Rights, the Company will have one hundred eighty (180) days thereafter to sell the New Ownership Interests in respect of which the Preemptive Right Holders' Preemptive Rights were not exercised, at a price and upon general terms and conditions no more favorable to the purchasers thereof than specified in the Company Notice. If the Company has not sold such New Ownership Interests within such one hundred eighty (180) day period provided for in the foregoing sentence, the Company shall not thereafter issue or sell any New Ownership Interests without first offering such securities to the Preemptive Right Holders in the manner provided in Section 3.6. Notwithstanding the foregoing, the Company will not be required to offer or sell such New Ownership Interests to any Member if such offer or sale would cause the Company to be in violation of applicable federal or state securities laws by virtue of such offer or sale.

3.6.4 Waiver. With respect to a particular issuance of New Ownership Interests, a Preemptive Right Holder may, by written notice to the Company, waive its Preemptive Rights to the extent so provided in such notice.

3.6.5 Closing of Preemptive Rights Exercise and Adjustment to Capital Accounts for Preemptive Right Contributions. The closing of a purchase of New Ownership Interests by a Preemptive Right Holder shall take place at the principal office of the Company on the closing date for the issuance, grant or sale of such New Ownership Interests as mutually agreed upon by the Company and the Preemptive Right Holders exercising Preemptive Rights. At such closing, such Preemptive Right Holders shall deliver bank checks or wire transfer of immediately available funds to the Company in the amount of the purchase prices applicable to the New Ownership Interests being purchased by such Preemptive Right Holders, and in the event that any such proposed issuance, grant, or sale is for consideration other than cash, such Preemptive Right Holders will be entitled to pay cash for each unit of New Ownership Interests, in lieu of such other consideration, in the amount determined in good faith by the Board of the Company to constitute the fair value of such consideration other than cash to be paid per unit of New Ownership

Interests. The Company shall amend Exhibit A to reflect the additional Capital Contribution by the Preemptive Right Holders in connection with the exercise of the Preemptive Rights in accordance with Section 3.6.

ARTICLE 4
MEMBERS

4.1 Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

4.2 Admission of Additional Members.

(a) Upon a vote of a Supermajority of the Board, the Board may admit to the Company additional Members from time to time in accordance with the following:

(i) Except in connection with the admission of any recipient of Class C Units, the additional Members shall have made Capital Contributions in such amounts and on such terms as the Board determines to be appropriate;

(ii) No additional Members shall be admitted if the effect of such admission would be to terminate the Company within the meaning of Section 708(b) of the Code; and

(iii) The additional Members execute a joinder, in form and substance satisfactory to the Board, accepting and adopting the terms and provisions of this Agreement.

Notwithstanding the foregoing, Assignees may only be admitted as substitute Members in accordance with Article 7.

(b) The Company shall amend Exhibit A to reflect the admission of additional Members.

4.3 Termination of Membership Interest. Upon the determination of the Board that any attempted Transfer of a Member's Membership Interests is in violation of Article 7, all rights associated with the Membership Interests, other than Economic Interest, held by such Member shall be terminated by the Board and thereafter such Member shall be deemed an Assignee only. Each Member acknowledges and agrees that such termination of the Membership Interests upon the occurrence of the foregoing events is not unreasonable under the circumstances existing as of the date hereof.

4.4 Competing Activities.

4.4.1 Competing Opportunities.

(a) Except as set forth in any other employment or consulting agreement between the Company and any Member, any Member (including the Managers) or Affiliate thereof may engage in or possess an interest in other business ventures of any nature or description, independently or with others, and the Company shall have no rights, by virtue of this Agreement, in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture. But no Member holding Class A Units may, without the Supermajority consent of the Board of Managers, enter into any business or investment activity that is competitive with the business of the Company, or use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company. Any potential existing conflicts of interests that may exist must be disclosed to the Board in writing within 30 days of signing of this document. If the Board, through a simple majority vote, determines that any Member holding Class A Units has an inherent conflict of interest they will endeavor to work out a resolution. If no resolution is possible, the Board of Managers may expel that Member from the Company. For the avoidance of doubt, the foregoing Section 4.4.1(a) shall not apply to Members holding Class B Units or Class C Units (unless such Members also own Class A Units).

(b) A Member does not violate any duty or obligation to the Company merely as a result of engaging in conduct that furthers the interest of the Member. A Member may lend money or transact other business with the Company, and, in this case, the rights and obligations of the Member will be the same as those of a person who is not a Member, so long as the loan or other transaction has been approved or ratified by a Supermajority of the Board of Managers. Unless otherwise provided in this Agreement or by applicable law, a Member with a financial interest in the outcome of a particular action is nevertheless entitled to vote on such action. Such actions will be agreed to with a Supermajority consent by the Board of Managers. When it comes to such conflicts of interest or member dealings with the company, The Board of Managers must take the position that will protect the interests of all Members first.

(c) Notwithstanding the foregoing, the non-competition provisions contained in this Section 4.4 shall cease upon the dissolution of the Company.

4.5 Remuneration of Members. Except as otherwise specifically provided in this Agreement, an employment or consulting agreement or any other agreement between the Company and any Member, no Member is entitled to remuneration (including in respect of any management fees) other than, if applicable, reimbursement of costs associated with travel and lodging related to Board activities or other activities directly related to the business of the Company that have been approved in advance by the Board.

4.6 Members Are Not Agents. Pursuant to Section 5.1, the management of the Company is vested solely in the Board. The Members (in their capacity as Members) will not participate in the control of the Company and will have no right, power or authority to act for or on behalf of or otherwise bind, the Company and will have no right to vote on or consent to any other matter, act, decision or document involving the Company or its business except as expressly authorized by this Agreement or as expressly required by the Act. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Board, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

4.7 Proprietary Information. Each Member acknowledges and agrees that it may receive and become aware of certain information of the other Members, the Company or its subsidiaries which is proprietary or confidential in nature, including, without limitation, any and all information of the following types: (a) marketing and customer data; (b) business or financial information, tax returns, financial statements, projections, business plans or strategic marketing plans, market studies or analyses; (c) cost and expense information, pricing and discount information, gross or net profit margins; (d) Company intellectual property, including any artwork, logos, slogans, trade secrets, copyrighted material, trademarks, patents, inventions, or other proprietary processes or data; (e) codes, designs, programs, processes, techniques, databases, Internet web-page designs; (f) terms, conditions, provisions or obligations of any contracts or agreements to which the Company or any of its subsidiaries is a party; (g) personnel data; (h) other non-public information concerning the Company's business; and (i) any other information the disclosure of which might harm or destroy the competitive advantage of the Company or its subsidiaries (all of the foregoing shall hereinafter be referred to as "Proprietary Information"). Notwithstanding the foregoing, Proprietary Information shall not include any information which (i) a Member obtains other than as a result of being a Member, except to the extent obtained from a source that was prohibited from disclosing such Proprietary Information to such Member; or (ii) is generally known or generally available in the public domain other than as a result of default of such Member's obligations pursuant to Section 4.8 hereof. Each Member acknowledges, covenants, and agrees that, unless otherwise explicitly agreed pursuant to a separate written agreement made by and between the Company and any Member, all Proprietary Information shall be the sole property of the Company and no Member has any right, title or interest, and no Member shall acquire any right, title or interest of any kind or nature whatsoever in or to the Proprietary Information.

4.8 Confidentiality. Each Member agrees that it shall not, directly or indirectly, (a) disclose any Proprietary Information to any third party other than (i) to such Member's attorneys, accountants and financial advisors so long as such Persons are advised of the confidentiality provisions of this Section 4.8; (ii) as required by law or valid legal process or administrative proceeding; (iii) to Persons to whom that Member's Membership Interest may be transferred as permitted by this Agreement, but only if the recipients have agreed in writing to be bound by the provisions of this Section 4.8; (iv) as required pursuant to any filing with any governmental authority; (v) as required to enforce such Member's rights under this Agreement, or (b) copy or use any Proprietary Information, or publish any Proprietary Information, except for the purpose of fulfilling its obligations to the Company. Additionally, a Member may report to its existing and prospective stockholders, limited partners, members, or other owners, as the case may be, the general status of its investment in the Company (without disclosing specific confidential information or Proprietary Information). A Member may disclose financial information of the Company to a potential purchaser of its Membership Interest, (provided that any sale of its Membership Interest be conducted pursuant to the relevant provisions of this Agreement) provided that each such potential purchaser executes a customary non-disclosure agreement prohibiting the disclosure or use of any Proprietary Information generally and permitting use of the Proprietary Information solely in connection with the evaluation of the potential purchase of the Membership Interest with such Member or the Company with a term of at least two (2) years. Notwithstanding the foregoing, the confidentiality provisions contained in this Section 4.8 shall cease upon the dissolution of the Company.

4.9 Non-competition. Each Member holding Class A Units or Class C Units specifically agrees that for a period of two years after the Member is no longer a member of the Company, the Member will not engage, directly or indirectly, either as proprietor, stockholder, partner, officer, employee, or otherwise, in the same or similar activities as were performed for the Company in any business engaged in large scale 3D construction printing, in the United States or abroad. Notwithstanding the foregoing, the non-competition restrictions contained in this Section 4.9 shall cease upon the dissolution of the Company.

4.10 Non-solicitation of Customers / Clients. Each Member holding Class A Units or Class C Units agrees that during the Member's term as a Member and for two years after Member is no longer a member of the Company, Member will not directly or indirectly solicit, agree to perform, or perform services of any type that the Company can render ("Services") for any person or entity who paid or engaged the Company for Services, or who received the benefit of the Company's Services, or with whom the Member had any substantial dealing while employed by the Company. However, this restriction with respect to Services applies only to those Services rendered by the Member or an office or unit of the Company in which the Member worked or over which the Member had supervisory authority. This restriction also applies to assisting any employer or other third party. Notwithstanding the foregoing, the non-solicitation restrictions contained in this Section 4.10 shall cease upon the dissolution of the Company.

4.11 Non-solicitation of Employees. During the term of each Member holding Class A Units or Class C Units as a Member and for a period two years from the date that such Member is no longer a member of the Company, such Member shall not take any actions to assist Member's successor employer or any other entity in recruiting any other Member or employee who works for or is affiliated with the Company. This includes, but is not limited to: (a) identifying to such successor employer or its agents or such other entity the person or persons who have special knowledge concerning the Company's processes, methods or confidential affairs; and (b) commenting to the successor employer or its agents or such other entity about the quantity of work, quality of work, special knowledge, or personal characteristics of any person who is still employed at the Company. Each Member holding Class A Units or Class C Units also agrees that such Member will not provide such information set forth in (a) and (b) above to a prospective employer during interviews preceding possible employment. Notwithstanding the foregoing, the non-solicitation restrictions contained in this Section 4.11 shall cease upon the dissolution of the Company.

4.12 Equitable Relief. Each Member hereby acknowledges and agrees that the breach by such Member of its covenants and obligations under Article 4 is likely to cause irreparable harm and significant injury to the Company, which could be difficult to limit or quantify. Accordingly, such Member agrees that the Company shall have the right to seek an immediate injunction, specific performance or other equitable relief due to any such breach, without posting any bond therefor, in addition to any other remedies that may be available to the Company or the other Members at law or in equity.

4.13 Devotion of Time. Except as may be agreed by the Members, Members are not obligated to devote all or any specified amount of his or her time or business efforts to the affairs of the Company. Any time devoted and its methodologies shall be agreed upon by the Members in writing.

ARTICLE 5
MANAGEMENT AND GOVERNANCE OF THE COMPANY

5.1 Management of the Company by Board of Managers. Except as expressly provided under Section 11.13, or as expressly required by the Act, all powers of the Company shall be exercised by or under the control of, and the business and affairs of the Company shall be managed under the sole direction of, what will initially be a three-member board of managers but may ultimately be increased to as many as five-member (the "Board"), which will have the complete power and sole authority to manage and direct the business and affairs of the Company, but which may delegate its power to the executive officers of the Company, including the power and authority to manage and direct the day-to-day business affairs of the Company pursuant to Section 5.9. The initial members of the three-member management board will be Adam Kushner as Chairman, Daniel Bernard as Secretary, and Timothy Lucido as Treasurer (each, a "Manager" and collectively the "Managers"). For the avoidance of doubt, the Board shall control all decisions relating to the hiring, firing and compensation of officers of the Company (who shall report directly to the Board or to such other officers as may be designated by the Board) and shall resolve any irreconcilable differences between the executive officers of the Company. The Board of Managers has the sole and exclusive right to participate in the management and conduct of the Company's business, except as such may be delegated to the Company's officers, employees, or as otherwise provided herein, excepting that only the President has the right and authority to bind the Company in the ordinary course of the Company's business. Exceptions: the following acts, as well as those specifying a vote of the Board of Managers elsewhere herein this Agreement, are reserved solely for the vote of the Board of Managers:

5.1.1 By way of example, the following actions require a majority vote of the Board of Managers:

(a) Any decision that exceeds spending amounts greater than $7,500;

(b) Any capital equipment purchases greater than $3,000;

(c) Signing any leases or any commitments exceeding 3 months;

5.1.2 The following actions require a Supermajority vote of the Board of Managers:

(a) Accepting any investment or loan which may create a dilution;

(b) Entering into a loan agreement or obtaining any other credit facility, with the exception of Company credit cards to a limit of $7,500 each;

(c) The sale or lease of equipment or intellectual property;

(d) Entering into a joint venture partnership of any kind;

(e) To sell, lease, exchange, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company;

(f) To merge the Company with any other entity;

(g) To amend the articles of organization of the Company or this Agreement;

(h) To authorize a transaction involving an actual or potential conflict of interest between a Member and the Company;

(i) To change the nature of the business of the Company; or

(j) To commence a voluntary bankruptcy case for the Company.

5.2 Board Composition; Vacancies. The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is at all times at least three (3); provided, however, that by Supermajority vote of the Board the number of managers may be increased to no more than five (5) members. In the event that a vacancy is created on the Board at any time, the holders of a majority of the Class A Units shall have the right to designate an individual to fill such vacancy and the Company and each Member hereby agree to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board.

5.3 Removal; Resignation. A Manager may be removed or replaced at any time from the Board, with cause, upon, and only upon, a Supermajority vote of the Board. For purposes of this Agreement, the term "Cause" shall mean (i) breach of this Agreement or failure to perform his / her duties at the standard required by a Supermajority of the Board of Managers, after written notice of such breach or failure and a period of at least thirty (30) days to cure, (ii) incarceration, (iii) conviction of a felony, (iv) stealing from the Company, (v) fraud, (vi) misfeasance, or (vii) breach of the standard of care owed by the Manager under applicable law. A Manager may resign from the Board at any time by delivering written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time. The Board's acceptance of a resignation shall not be necessary to make it effective.

5.4 Quorum; Manner of Acting. A majority of the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board.

5.5 Agency Authority of Officers. The Board may authorize any officer to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company (but only for the purpose of deposit into the Company's accounts) or to sign contracts and obligations on behalf of the Company.

5.6 Performance of Duties; Liability of Managers.

5.6.1 The Members expressly intend, acknowledge and agree, that the provisions of this Agreement shall govern the rights, duties and obligations of the Managers, and shall supplant entirely any fiduciary duties stated or implied by applicable law or equity, which might otherwise apply. The Members expressly acknowledge and agree that the Board is under no obligation to consider the separate interests of the Members (including the tax consequences to the Members) in deciding whether to cause the Company to take (or decline to take) any actions, and that the Managers shall not be liable, at law or in equity, for losses sustained, liabilities incurred or benefits not derived by the Members in connection with such decisions. The limitations on the liability and obligations of the Managers shall extend to the Affiliates of the Managers and the shareholders, partners, members, directors, officers, agents, employees, legal representatives, advisors, consultants and other independent contractors of the Managers, and their respective Affiliates to the same extent that such limitations and other provisions apply to the Managers.

5.6.2 The Managers shall not be personally liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless a court of competent jurisdiction pursuant to a final non-appealable judgment determines that the loss or damage shall have been the result of fraud, intentional misconduct or a knowing violation of law by the Manager(s). The Managers shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Managers within the scope of the authority conferred on such Managers by this Agreement.

5.6.3 In performing its duties, the Board shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following persons or groups unless they have knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Board acts in good faith and after reasonable inquiry when the need therefor is indicated by the circumstances:

(a) One or more officers, employees or other agents of the Company or its Subsidiaries whom the Board reasonably believes to be reliable and competent in the matters presented; or

(b) Any attorney, independent accountant, or other Person as to matters that the Board reasonably believes to be within such Person's professional or expert competence.

5.7 Devotion of Time. The Managers (unless the Manager is also an employee or paid consultant of the Company or any of its Subsidiaries, in which case, such Manager's employment agreement/consulting agreement shall prevail) is not obligated to devote all or any specified amount of his or her time or business efforts to the affairs of the Company; provided, however, that the Managers shall devote such time and effort as appropriate for the discharge of the Managers' duties and responsibilities to the Company pursuant to the terms of this Agreement.

5.8 Reimbursement of Expenses to Managers.

5.8.1 Except with respect to a Manager who is employed by the Company or serves as a consultant to the Company and as otherwise specified in this Agreement, the Managers are not entitled to remuneration for services rendered or goods provided to the Company.

5.8.2 The Company shall reimburse the Managers for all reasonable travel and accommodation expenses incurred in connection with the discharge of the Manager's duties and responsibilities to the Company pursuant to the terms of this Agreement.

5.9 Officers.

5.9.1 Appointment of Officers. The Board may appoint officers at any time. The officers of the Company may include a Chief Executive Officer and such other positions as the Board deems necessary or advisable. The officers shall serve at the pleasure of the Board and all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices or titles. The officers of the Company need not be Members of the Company. The officers shall exercise such powers and perform such duties as specified in this Agreement, any employment or consulting agreement between such officer and the Company and as shall be determined from time to time by the Board. The Board may choose not to fill any office for any period of time as it may deem advisable. In furtherance of the foregoing, and subject to the direction and control of the Board described in Section 5.1, the officers of the Company shall have the authority to manage the day-to-day affairs of the Company. The following executive appointments are made, effective as of the date of this Agreement, and said persons shall hold such office until such time as they resign or are removed pursuant to this Agreement.

(a) President – Adam Kushner, who shall operate and manage the Company in the ordinary course of business, except as noted above. Role includes maintaining purview over all aspects of the Company, including operations, R&D, corporate strategy, sales, investor relations, and corporate management. Also includes heading and overseeing New York based operations.

(b) Executive Vice President – Daniel Bernard.

(c) Executive Vice President – Timothy Lucido, who will oversee Company's books and records, which will be managed and maintained by the Company's administrative business manager.

5.9.2 Removal, Resignation and Filling of Vacancy of Officers. Subject to the provisions of this Agreement and the rights, if any, of an officer under a contract of employment or consultation, any officer may be removed, with cause, upon, and only upon, a Supermajority vote of the Board. Any officer may resign at any time by giving written notice to the Board. For purposes of this Agreement, the term "Cause" shall mean (i) breach of this Agreement or failure to perform his / her duties at the standard required by a Supermajority of the Board of Managers, after written notice of such breach or failure and a period of at least thirty (30) days to cure, (ii) incarceration, (iii) conviction of a felony, (iv) stealing from the Company, (v) fraud, (vi) misfeasance, or (vii) breach of the standard of care owed by the Officer under applicable law. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company and/or such officer under any contract to which the officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

5.9.3 Salaries of Officers. Any salary of any officers or agents of the Company shall be as set forth in such officer's employment or consulting agreement with the Company or fixed by a resolution of the Board; provided, that, for the avoidance of doubt, no employment or consulting agreement may be amended except as provided therein.

5.10 Limited Liability. No Person who is a Manager or an officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being the Manager or an officer of the Company.

ARTICLE 6
ALLOCATIONS OF NET INCOME AND NET LOSSES; DISTRIBUTIONS, RIGHTS

6.1 Distributions.

6.1.1 Distributable Cash shall be distributed at such time or times as the Board may determine from time to time among the Members in accordance with the provisions of Section 6.1; provided, however, that nothing in Section 6.1 shall impair the right of the Board to establish cash reserves or not to distribute cash for any reason. Any distributions of Distributable Cash (each, a "Distribution") shall be made to each Member (including, subject to the following provisos, with respect to any Class C held by such Members) in accordance with each Member's then-current Percentage Interest; provided, that distributions pursuant to this Section 6.1.1 to any Member in respect of unvested Units issued pursuant to any Profits Interest agreements dated on or after the date hereof shall be retained by the Company and distributed to the holders of such Units to the extent such Units vest according to their terms; provided, further, that amounts that are retained in respect of unvested Units that are forfeited pursuant to their terms will be distributed to the other Members in accordance with Section 6.1.1 as though such unvested Units were not issued; provided, further, that unvested Units shall not be entitled to receive any Distributable Cash with respect to any final Distribution of the Company (including in connection with a liquidation or sale of the Company), and amounts that would be distributable in respect of such unvested Units will be distributed to the other Members in accordance with Section 6.1.1 as though such unvested Units were not issued.

6.1.2 For the avoidance of doubt, none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Membership Interests or Membership Interest Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any Unit splits, Unit combinations, distributions of Units or other similar events; or (d) any fees or remuneration paid to any Member in such Member's capacity as an employee, consultant or other provider of services to the Company.

6.2 Tax Advances.

6.2.1 To the extent it has legally sufficient funds to do so, the Company shall advance to each Member holding Class A Units with respect to each Fiscal Year of the Company (excluding the Fiscal Year in which the Company is being liquidated) an amount of cash equal to such Member's Tax Liability Amount (a "Tax Advance"). For this purpose, "Tax Liability Amount" for any given Fiscal Year of the Company means an amount equal to (x) the Assumed Tax Rate multiplied by (y) the net result of (1) the taxable income (including separately stated items) and gain allocated to such Member holding Class A Units for such Fiscal Year of the Company (as shown on the applicable Internal Revenue Service Form 1065 Schedule K-1 filed by the Company), excluding partner-level taxable income adjustments made under Section 743(b) of the Code, and (2) the cumulative losses that have been allocated to such Member holding Class A Units to the extent such losses have not previously reduced taxable income and gain pursuant to this provision. For the avoidance of doubt, the Company shall not issue any Tax Advances in respect of Class B Units or Class C Units (irrespective of whether such Class C Units are vested or unvested, if applicable) to the extent such Member has a Tax Liability Amount in respect of such Units.

To the extent deemed feasible by the Board, Tax Advances shall be made on each Tax Advance Date based on estimates of the Company's income to facilitate the Members' ability to make quarterly estimated tax payments with respect to their income from the Company. At such time as the taxable income or loss of the Company is finally determined for purposes of the filing of its federal income tax return for the relevant year (i) the Members will, upon request of the Board, refund to the Company the amounts of any excess Tax Advances calculated in the manner provided above received by them based on such final determination, and (ii) the Company will to the extent deemed feasible by the Board distribute to the applicable Members on the following Tax Advance Date(s), the amounts, if any, by which the Tax Advances calculated in the manner provided above and received by the Members are less than the amounts of Tax Advances advanced to the Members based on such final determination.

6.2.2 If there is insufficient cash to advance to each Member holding Class A Units an amount equal to each such Member's Tax Liability Amount, the Company will make Tax Advances pursuant to Section 6.2 to the Members holding Class A Units with Tax Liability Amounts pro rata in accordance with such Members' Tax Liability Amounts.

6.2.3 Tax Advances shall be repaid from the contemporaneous or next succeeding Distribution or Distributions which would have otherwise been made to such Member, or if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. In the event that the Company is liquidated and a liability is asserted against the Manager or any Member for Tax Advances or any taxes, the Manager or such Member, as applicable, will have the right to be reimbursed from any Member on whose behalf Tax Advances were made to the extent such Member has received cumulative Distributions in excess of what it would have received without regard to Section 6.2.

6.3 Tax Withholding; Withholding Advances.

6.3.1 Withholding Advances. To the extent the Company is required by law to withhold or to make tax payments on behalf of or with respect to any Member (e.g., backup withholding) ("Withholding Advances"), the Board may withhold such amounts and make such tax payments as so required; provided, that, to the extent the Board elects to effect such withholding, it shall do so for all similarly situated Members.

6.3.2 Repayment of Withholding Advances. All Withholding Advances made on behalf of a Member, plus interest thereon from the date of the demand for repayment at a rate equal to the Prime Rate as of the date of such Withholding Advances plus 2% per annum, shall (i) be repaid on demand by the Member on whose behalf such Withholding Advances were made, or (ii) with the consent of the Board, in its sole discretion, be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member; provided, that such repayment shall be effected by the same means with respect to all similarly situated Members. If repayment of a Withholding Advance is made by a Member pursuant to clause (ii), such Member shall not be required to pay any interest thereon. Notwithstanding the foregoing, whenever repayment of a Withholding Advance by a Member is made as described in clause (ii), for all other purposes of this Agreement such Member shall be treated as having received all distributions (whether before or upon Dissolution) unreduced by the amount of such Withholding Advance.

6.4 Allocations of Net Income and Net Losses. All allocations of net income, net losses, and any other items of income, gain, loss, deductions and credit of the Company allocated among the Members in proportion to their Percentage Interest, by the amount vested to date.

6.5 Allocations Solely for Tax Purposes. In accordance with IRC §704(c) and the corresponding regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company will be allocated among the Members, solely for income tax purposes, so as to take into account any variation between the adjusted basis of such property for federal income tax purposes in the hands of the Company and the agreed value of such property as set forth in this agreement, or in any document entered into at the time an additional contribution is made to the Company. Any elections or other decisions relating to the allocations to be made under this section will be made by action of the Members. The allocations to be made under this section are solely for purposes of federal, state, and local income taxes and will not affect, or in any way be taken into account in computing, any Member's capital account, allocable share of the net profits and net losses of the Company, or right to distributions.

6.6 Prorates. If a Member has not been a Member during a full fiscal year of the Company, or if a Member's Membership Interest in the Company changes during a fiscal year, the net profit or net loss for the year will be allocated to the Member based only on the period of time during which the Member was a Member or held a particular Membership Interest. In determining a Member's share of the net profit or net loss for a fiscal year, the Members may allocate the net profit or net loss ratably on a daily basis using the Company's usual method of accounting. Alternatively, the Members may separate the Company's fiscal year into two or more segments and allocate the net profits or net losses for each segment among the persons who were Members, or who held particular Membership Interests, during each segment based upon their Membership Interests during that segment.

6.7 Distribution Demands. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company.

6.8 Obligations of Members to Report Allocations. The Members are aware of the income tax consequences of the allocations made by this Article 6 and hereby agree to be bound by the provisions of this Article 6 in reporting their shares of Company income and loss for income tax purposes.

6.9 Limitation on Allocations and Distributions to Class C Units.

(a) It is the intention of the parties to this Agreement that distributions in respect of Class C Units be limited to the extent necessary so that the related Class C Unit constitutes a Profits Interest. Each Class C Unit shall be entitled to share in distributions under Section 6.1.1 (and Section 9.3(c)) only after distributions made pursuant to Section 6.1.1 after the date of issuance of and with respect to such Class C Unit equals the applicable Incremental Distribution Threshold. In addition, and notwithstanding anything to the contrary in this Agreement, the Board shall, if necessary, further limit distributions to any Member holding Class C Units so that such distributions do not exceed the available profits in respect of such Member's related Profits Interest. If a Member's distributions are reduced pursuant to Section 6.9, an amount equal to such reduction shall be distributed to the remaining Members in accordance with Section 6.1.1, assuming for such purposes that the Class C Units for which such distributions are limited are not issued and outstanding.

(b) If distributions to a Class C Unit are reduced pursuant to Section 6.9(a) other than by reason of the Incremental Distribution Threshold, then the Board shall make adjustments to future distributions to the Members as promptly as practicable so that the Members are distributed on a cumulative basis the amount to which they would have been entitled had such adjustment not been made; provided, that any distributions pursuant to this Section 6.9(b) shall be further subject to the other provisions of Section 6.9.

ARTICLE 7
TRANSFER AND ASSIGNMENT OF INTERESTS

7.1 Transfers.

7.1.1 Permitted Transfers.

(a) No Member may sell, encumber, mortgage, hypothecate, assign, pledge, transfer or otherwise dispose of, directly or indirectly, all or any portion of its Class A Units or Membership Interest Equivalents (each, a "Transfer") except no such limitation on Transfers shall apply to any direct or indirect Transfers (i) to the Company, (ii) with respect to any Member, to Permitted Transferees of such Member.

(b) No Member may Transfer all or any portion of its Class B Units or Membership Interest Equivalents for a period of one-year from the date in which such Class B Units were purchased, unless sold to the Company, an accredited investor, as part of an offering with the Securities Exchange Commission or to a Permitted Transferee of such Member.

(c) Notwithstanding anything to the contrary in this Agreement, Transfers of Class C Units shall not be permitted except as set forth in this Agreement, or as set forth in the profits interest plan or profits interest award agreement pursuant to which such Class C Units are issued.

7.1.2 Certain Restrictions. Notwithstanding anything to the contrary contained in this Agreement, no Member may Transfer any Membership Interest or Membership Interest Equivalents if, in the opinion of legal counsel to the Company, such proposed Transfer would require the filing of a registration statement under the Securities Act by the Company or would otherwise violate any federal or state securities laws or regulations applicable to the Company, and no proposed Transfer by a Member of its Membership Interest or Membership Interest Equivalents may be made to any Person if: (i) in the reasonable opinion of legal counsel for the Company, it would result in the Company being treated as anything other than a partnership for United States federal income tax purposes; (ii) such proposed Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the regulations promulgated thereunder; or (iii) such proposed Transfer would result in the Company being regulated under the Investment Company Act of 1940.

7.1.3 Right of First Refusal.

(a) Subject to the provisions of Section 7.1 hereof, if any Member holding Class A Units or Class C Units (the "Offeror") desires to sell any or all of their respective Membership Interest (the "Offered Interest") (other than to a Permitted Transferee or in connection with a Required Sale pursuant to Section 7.2.2), the Offeror must receive a Bona Fide Offer. Upon receipt of a Bona Fide Offer, the Offeror shall deliver a written notice ("Right of First Refusal Notice") to the Company and each of the Members holding Class A Units (the "Non-Selling Members"), which shall include a copy of the Bona Fide Offer, and shall set forth all relevant information regarding such proposed transfer, including but not limited to, (i) the identity and address of the proposed transferee; (ii) the Units associated with such Offered Interest; (iii) the form and amount of consideration to be paid by such proposed transferee for such Offered Interest; (iv) all other terms and conditions of such proposed transfer, including but not limited to representations and warranties to be given to the proposed transferee and similar provisions; and (v) if such an agreement has been prepared, the form of agreement pursuant to which such transfer is proposed to be made, together with all ancillary documents referred to in such agreement. The delivery of a Right of First Refusal Notice shall constitute an offer (the "Offer") by such Offeror to sell the Offered Interest to the Company and, to the extent the Right of First Refusal Option (defined below) is not exercised by the Company, the Non-Selling Members, in either case, on the terms set forth in the Right of First Refusal Notice; provided, however, that in the event the terms of the Offer become more attractive to the Offeror (i.e., the proposed transferee subsequently modifies its offer to the Offeror in a manner that would be more attractive for the Offeror), (A) the Offeror shall communicate such new terms to the Company and the Non-Selling Members in writing; (B) such new terms shall be deemed incorporated into the Offer; and (C) the Company and Non-Selling Members shall have no less than five (5) additional days to consider such revised Offer.

(b) The Company shall have the right, but not the obligation (the "Right of First Refusal Option"), to purchase all or some of the Offered Interest at the purchase price (or applicable portion of the purchase price for purchases of a portion of the Offered Interest) set forth in the Right of First Refusal Notice (the "Purchase Price"). The Company may exercise the Right of First Refusal Option by providing written notice thereof (the "Right of First Refusal Exercise Notice") to the Offeror within fifteen (15) days (or such additional amount of days as required by the last sentence of Section 7.3.1(a) above) after the Offeror's delivery of the Right of First Refusal Notice (the "Right of First Refusal Period"), during which time such Offer shall remain open and irrevocable; provided, however, that if the Purchase Price consists of, or includes, non-cash consideration, (i) the fair market value of such non-cash consideration shall be determined pursuant to Section 7.1.3(e); and (ii) the Company shall have the right to pay the Offeror a cash amount (in lieu of delivering such non-cash consideration) equal to the ratable portion of the fair market value of such non-cash consideration attributable to the Purchase Price. In the event that the Company elects to exercise its Right of First Refusal Option, the Company shall pay the Offeror the Purchase Price for all or its portion of the Offered Interest on or before the thirtieth (30th) day after the expiration of the Right of First Refusal Period. The Board shall determine whether to exercise such Right of First Refusal Option, subject to any applicable approvals required by this Agreement.

(c) If the Company fails to elect to purchase all of the Offered Interest pursuant to Section 7.1.3(b), or if the Company does not provide a Right of First Refusal Exercise Notice as required by Section 7.1.3(b), each Non-Selling Member shall have the option (the "Secondary Option"), until ten (10) days following the expiration of the Right of First Refusal Period (the "Secondary Offer Period"), to purchase up to such Non-Selling Member's pro rata share (as determined below) of the Offered Interest not purchased by the Company for the applicable share of the Purchase Price, during which time the Offer shall remain open and irrevocable. Each Non-Selling Member wishing to purchase a portion of the Offered Interest shall give the Offeror and the Company written notice of its desire to participate in such purchase (the "Secondary Exercise Notice), stating in such notice the amount of the

Offered Interest desired to be purchased, up to such Non-Selling Member's pro rata share of the available Offered Interest, on the basis of the proportion that the number of Class A Units then held by each such Non-Selling Member bears to the number of Units then held by all such Non-Selling Members; and if no such notice is given within the Secondary Offer Period, such Non-Selling Member shall be deemed to have chosen not to participate. If during the Secondary Offer Period, any Non-Selling Member chooses not to participate in such a purchase, in whole or in part, such Non-Selling Member shall promptly notify all participating Non-Selling Members and such participating Non-Selling Members shall have the right, for a five (5)-day period beginning on the first day after the expiration of the Secondary Offer Period, to increase the portion of the Offered Interest they may purchase pursuant to this Section 7.1.3(c), in an aggregate amount of up to the portion of the Offered Interest that such partially participating or non-participating Non-Selling Members would have been entitled to purchase had they participated in full, which, if necessary, shall be apportioned pro rata on the basis of the proportion that the number of Units then held by each such participating Non-Selling Member who elects to increase the portion of the Offered Interest it proposes to purchase bears to the number of Units then held by all such participating Non-Selling Members who elect to increase the portion of the Offered Interest they propose to purchase. In the event the Purchase Price consists of, or includes, non-cash consideration, (i) the fair market value of such non-cash consideration shall be determined pursuant to Section 7.1.3(e); and (ii) the Non-Selling Member shall have the right to pay the Offeror a cash amount (in lieu of delivering such non-cash consideration) equal to the ratable portion of the fair market value of such non-cash consideration attributable to the applicable portion of the Purchase Price. In the event that the Non-Selling Member elects to exercise its Secondary Option, the Non-Selling Member shall pay the Offeror the applicable portion of the Purchase Price for the portion of the Offered Interest being purchased by such Non-Selling Member on or before the thirtieth (30th) day after the expiration of the Secondary Offer Period.

(d) If the Company and the Non-Selling Members collectively fail to elect to purchase all of the Offered Interest pursuant to Section 7.1.3(b) and Section 7.1.3(c), then the Offeror shall have the right, but not the obligation, subject to compliance with the relevant provisions of this Agreement, to transfer all of the Offered Interest to the proposed transferee, for the Purchase Price and upon the other terms and conditions set forth in the Right of First Refusal Notice, (or on terms less favorable to the Offeror than those set forth in the Right of First Refusal Notice, as the same may have changed in accordance with the last sentence of Section 7.1.3(a) (above) which right shall be exercisable for a period of one hundred twenty (120) days immediately following the expiration of the Secondary Offer Period. Upon such sale and execution of a joinder agreement, a spousal consent (if applicable) and a counterpart to this Agreement, each purchaser of the Offered Interest shall become a Substitute Member with respect to the portion of the Offered Interest purchased by such purchaser. If the Transfer is not consummated within such period in the manner described above, then the Offeror shall continue to hold the Offered Interest subject to the provisions of this Agreement and the provisions of Section 7.1.3 must be satisfied *de novo* before the Offeror can transfer the Offered Interest.

(e) To the extent that the consideration proposed to be paid to the Offeror for the Offered Interest described in the Right of First Refusal Notice consists of property other than cash or a promissory note, unless otherwise agreed by the Offeror, the consideration required to be paid by the Company and/or Non-Selling Members exercising their options under Section 7.1.3 shall consist of cash equal to the fair market value of such property, as determined in good faith by the Board, and as set forth in the Right of First Refusal Notice. If the Company or any Non-Selling Member cannot for any reason pay for the Offered Interest in the same form of non-cash consideration, the Company or such Non-Selling Member may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Right of First Refusal Notice.

(f) The Company and each Member hereby acknowledges that time is of the essence with respect to the determination of any non-cash consideration pursuant to Section 7.1.3(e), and hereby agrees to cooperate fully with the other parties, and take all necessary and advisable actions, in order to facilitate the determination of such fair market value in an expeditious and timely manner, including without limitation, by executing additional instruments, documents and agreements as may be reasonably necessary to facilitate the determination of such fair market value.

(g) Notwithstanding anything to the contrary in this Agreement, the provisions of Section 7.1.3 may be waived with the consent of (i) the Board and (ii) the Members who collectively own more than fifty percent (50%) of the issued and outstanding Units of the Company.

7.2 Tag-Along Right; Drag Along Right.

7.2.1 Tag-Along Rights.

(a) If at any time from and after the date hereof, any holder of Class A Units (a "Tag-Along Seller") is entitled to sell to any prospective transferee other than a Permitted Transferee (the "Tag-Along Transferee") all or any portion of its Units (the "Offered Units"), then, subject to Section 7.2.2 (which shall, if applicable, control over Section 7.2.1) and to the extent that the other Members of the Company have not exercised their rights to purchase such Units pursuant to Section 7.1.3, each Member other than the Tag-Along Seller (except to the extent such Member holds Class B Units or Class C Units) (the "Tag-Along Member") shall have the right, but not the obligation, to sell to the Tag-Along Transferee (such sales, together with the sale by the Tag-Along Seller to the Tag-Along Transferee a "Tag-Along Sale"), as a condition to such sale by the Tag-Along Seller, a percentage of such Tag-Along Member's Units equal to the product of (i) the Percentage Interest as of such date attributable to the Offered Units, multiplied by (ii) a fraction, the numerator of which is the aggregate Percentage Interest as of such date of the Units then owned by such Tag-Along Member and the denominator of which is the aggregate Percentage Interest as of such date of all Tag-Along Members and the Tag-Along Seller.

(b) In the case of each Tag-Along Member, its right to participate in a Tag-Along Sale shall be on terms not worse than the terms applicable to the Tag-Along Seller.

(c) If the Tag-Along Member elects to so participate in any sale under Section 7.2.1, it shall give written notice of such election to the Company, the Tag-Along Seller and all other Members confirming such election within ten (10) days of receiving written notice of the Tag-Along Sale from the Tag-Along Seller. The Tag-Along Seller and the Tag-Along Members shall sell to the Tag-Along Transferee, if applicable, all, or at the option of the Tag-Along Transferee, any part of the Units (excluding Class B Units and Class C Units), as the case may be, proposed to be sold by them pursuant to Section 7.2.1; provided, however, that any purchase of less than all of such Units by the Tag-Along Transferee shall be made from the Tag-Along Seller and the Tag-Along Members pro rata based upon the relative Percentage Interest of the Tag-Along Seller and the Tag-Along Members as of such date. The Tag-Along Member will be obligated, in connection with any participation in a Tag-Along Sale, to (i) enter into agreements of sale relating to the Tag-Along Sale; (ii) agree (as to itself) to make to the Tag-Along Transferee the same representations, warranties, covenants, indemnities and agreements as the Tag-Along Seller or the other Members, as the case may be, agree to make in connection with such sale (provided that each Tag-Along Member's aggregate liability for such representations, warranties, covenants, indemnities and agreements will not exceed the consideration received by such Tag-Along Member in the Tag-Along Sale); and (iii) otherwise take all actions necessary or desirable to consummate the Tag-Along Sale. No Tag-Along Seller shall have any liability to any other Member in the event a Third Party Transferee fails to consummate a Tag-Along Sale.

7.2.2 Drag Along Right.

(a) Bona Fide Proposal. If, at any time, the holders of more than 50% of the then outstanding Class A Units (the "Principal Sellers") solicit and approve a bona fide proposal (a "Sale Proposal") from a Person that is not an Affiliate of any such holders for: (i) the sale or exchange, directly or indirectly, of all of the outstanding Membership Interests and Membership Interest Equivalents of the Company; (ii) the merger of the Company with or into another Person in which all of the holders of Membership Interests and Membership Interest Equivalents will receive cash or securities of any other Person in exchange for all of their Membership Interests and Membership Interest Equivalents; or (iii) the sale of all or substantially all of the direct and indirect assets of the Company (each, a "Required Sale"), then the Principal Sellers may, at their option, deliver a notice (a "Required Sale Notice") with respect to such Sale Proposal to all Members, stating that the Principal Sellers propose to effect the Required Sale and providing the terms of the Sale Proposal and the identity of the Persons involved in the Sale Proposal.

(b) Member Cooperation. Each Member, upon receipt of a Required Sale Notice, will be obligated (and such obligation will be enforceable by the Company and the other Members) to: (i) sell all of its Membership Interests and Membership Interest Equivalents and participate in the Required Sale contemplated by the Sale Proposal; (ii) vote its Membership Interests in favor of the Required Sale at any meeting of Members called to vote on or approve the Required Sale and/or to consent in writing to the Required Sale; (iii) waive all dissenters' or appraisal rights in connection with the Required Sale; (iv) enter into agreements of sale or merger agreements relating to the Required Sale; (v) agree (as to itself) to make to the proposed purchaser the same representations, warranties, covenants (other than any covenant not to compete), indemnities and agreements as the Company or the other Members, as the case may be, agrees to make in connection with the Required Sale (provided that each Member's aggregate liability for such representations, warranties, covenants, indemnities and agreements will not exceed the consideration received by such Member in the Required Sale); and (vi) otherwise take all actions necessary or desirable to cause the Company and the Members to consummate the Required Sale.

(c) Amended Proposal. Any such Sale Proposal, and the terms of any Required Sale, may be amended from time to time, and any such Required Sale Notice may be rescinded by the Principal Sellers; provided, that the Principal Sellers will give prompt written notice of any such amendment, modification or rescission to all of the Members.

(d) Member Rights. Each of the Members will receive the same form of and same proportion (on a pre-tax basis) of the aggregate consideration from a Required Sale that such Members would have received if such aggregate consideration had been distributed by the Company to the Members in complete liquidation pursuant to Section 9.3. No Principal Seller shall have any liability to any Member in the event a Required Sale is not consummated.

7.3 Rights of Assignees. Until such time, if any, as a transferee of any Transfer permitted by this Article 7 is admitted to the Company as a substitute Member pursuant to Section 7.4, such transferee will be deemed only an Assignee holding an Economic Interest; provided, however, that a Permitted Transferee will automatically become a substitute Member upon the execution of a joinder, in form and substance satisfactory to the Board, accepting and adopting the terms and provisions of this Agreement.

7.4 Substitution of Members. An Assignee of a Membership Interest shall have the right to become a substitute Member only if (i) the requirements of Sections 7.1 and 7.2 have been met; (ii) the Assignee executes a joinder, in form and substance satisfactory to the Board, accepting and adopting the terms and provisions of this Agreement; and (iii) the Assignee pays any reasonable expenses as determined by the Board in connection with his or her admission as a new Member.

7.5 Effective Date of Permitted Transfers. Any Transfers permitted by this Article 7 shall be effective upon the consummation of a transaction in compliance with Section 7.1 and, if applicable, Section 7.2. The Board shall provide the Members with written notice of such Transfer as promptly as possible after the consummation thereof. Any transferee of Membership Interests or Membership Interest Equivalents shall be subject to the restrictions on Transfer imposed by this Agreement.

7.6 Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by his or her legal representative or successor.

7.7 No Effect of Transfers in Violation of Agreement. No Transfer of any Membership Interests or Membership Interest Equivalents in violation of any provision of this Agreement will be effective to pass any title to, or create any interest in favor of, any Person, but the Member which attempted to so effect such Transfer will be deemed to have committed a material breach of its obligations to the other Members and to the Company hereunder, and the Membership Interests held by such Member shall be treated in accordance with Section 4.3.

7.8 Amendment to Exhibit A. The Company shall amend Exhibit A, as appropriate, to reflect a transfer of any Economic Interest or Membership Interest pursuant to this Article 7.

7.9 Members. Any Member who validly Transfers all of his or her Membership Interests or Membership Interest Equivalents shall (i) cease to be a Member upon such Transfer; and (ii) shall no longer possess or have the power to exercise any rights or powers of a Member of the Company.

ARTICLE 8
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1 Books and Records. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

(a) A current list of the full name and last known business or residence address of each Member (including the Managers) and Assignee set forth in alphabetical order, together with the Capital Contributions, Capital Account and number and class of Units of each Member and Assignee;

(b) A copy of the Articles of Organization and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendments thereto have been executed;

(c) Copies of the Company's federal, state and local income tax or information returns and reports for the three (3) most recent fiscal years of the Company;

(d) A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed; and

(e) Copies of the financial statements of the Company, if any, for the three (3) most recent fiscal years of the Company.

8.2 Delivery to Members and Inspection.

8.2.1 Upon the request of any Member (other than a Member who holds exclusively Class C Units, which Member shall only be entitled to obtain the information required to be maintained under Section 8.1(e)) for purposes reasonably related to the interest of that Person as a Member, the Company shall promptly deliver to the requesting Member, at the expense of the Company, a copy of the information required to be maintained under Sections 8.1(a)-8.1(e).

8.2.2 Each Member holding at least 10,000 Units has the right upon reasonable request for purposes reasonably related to the interest of the Person as Member, to:

(a) inspect during normal business hours any of the Company records described in Section 8.1 or access, during regular business hours, upon reasonable advance notice, the Company's facilities and personnel; provided, that (i) the right to obtain information referred to in Section 8.2.2(a) shall not extend to any employee, consultant or other service provider to the Company or its Subsidiaries, who or that is no longer employed or retained by the Company or its Subsidiaries in any capacity for the provision of such services if the Board determines that the exercise of such right will result, is likely to result or may potentially result in any consequence that is adverse or disadvantageous to the Company or its Subsidiaries; and (ii) in no event shall any Member have access to any information that, based on advice of the Company's counsel, would (A) reasonably be expected to create liability under applicable laws or waive any material legal privilege (provided, that in such latter event the Company shall use commercially reasonable efforts to cooperate to permit disclosure of such information in a manner consistent with the preservation of such legal privilege); (B) result in the disclosure of any trade secrets of third parties; or (C) violate any obligation of the Company with respect to confidentiality so long as, with respect to confidentiality, to the extent specifically requested by such Member, the Company has made commercially reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality; and

(b) obtain from the Company, promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year; provided that the right to obtain the information referred to in Section 8.2.2(b) shall not extend to any employee, consultant or other service provider to the Company or its Subsidiaries who or that is no longer employed or retained by the Company or its Subsidiaries in any capacity for the provision of such services; provided further, however, that the foregoing proviso shall not apply to information any such Person needs for purposes of preparing and filing his, her or its tax returns.

8.2.3 Any request, inspection or copying by a Member under Section 8.2 may be made by that Person or that Person's agent or attorney.

8.2.4 Upon a Member's written request, the Company shall promptly furnish to a Member a copy of any amendment to the Articles of Organization or this Agreement.

8.3 Tax Return Information. The Company shall cause to be prepared at least annually, at Company expense, information necessary for the preparation of the Members' federal, state and local income tax returns. The Board shall send or cause to be sent to each Member within 90 days after the end of each taxable year such information as is necessary to complete federal, state and local income tax or information returns and a copy of the Company's federal, state and local income tax or information returns for that year.

8.4 Filings. The Company shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Company shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations.

8.5 Bank Accounts. The Company shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

8.6 Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Board. The Company shall establish and maintain a system of internal financial controls and processes as approved by the Board.

8.7 Tax Matters for the Company Handled by Board: Partnership Representative.

(a) The Board shall from time to time cause the Company to make such tax elections as it deems to be in the best interests of the Company. Unless otherwise required under the Code, the Board or its designated agent shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith. The Board shall oversee the Company's tax affairs in a manner that is in the overall best interests of the Company.

(b) David Block of Taxmasters, New York is hereby designated the "partnership representative", as that term is defined in Section 6223 of the Code (the "Partnership Representative") and shall be so designated in each federal information return filed on behalf of the Company. The Partnership Representative shall use its reasonable efforts to comply with the responsibilities outlined in the Code (including the Treasury Regulations promulgated thereunder) and shall have any powers necessary to perform fully in such capacity. Any Member who enters into a settlement agreement with respect to any Company item shall notify the Partnership Representative of such settlement agreement and its terms within thirty (30) days after the date of settlement. In addition, if the Partnership Representative reasonably determines that it is necessary for the Company to comply with new or existing tax laws, the Members shall use their reasonable efforts to provide the partnership with all information reasonably necessary for compliance with such tax laws. The Partnership Representative shall not be liable to the Company or any Member for any act or omission taken or suffered by it in such capacity in good faith and in the belief that such act or omission is in or is not opposed to the best interests of the Company; provided, however, that such act or omission is not in violation of this Agreement and does not constitute gross negligence, fraud or a willful violation of law.

8.8 Confidentiality Obligations. All information provided to Members by the Company pursuant to this Article 8 shall be kept confidential by the Members and shall not be divulged, in whole or in part, to any third party, except (i) as required by applicable law; (ii) to officers, directors, members, partners, shareholders or other Affiliates of such Members or of such Members' Affiliates who agree to keep such information confidential or (iii) in connection with any sale or potential sale of Class A Units permitted under the terms of this Agreement so long as the prospective purchaser has signed a confidentiality agreement in favor of the Company providing for the confidential treatment of the Company's confidential and proprietary information, subject to customary exceptions, including as required by law. All provision of information pursuant to this Article 8 shall be subject to the reasonable conditions and standards established by the Board, as permitted by the Act, which may include withholding or restrictions on the use of confidential information.

ARTICLE 9
DISSOLUTION AND WINDING UP

9.1 Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following (each, a "Dissolution Event"):

9.1.1 The entry of a decree of judicial dissolution under Section 702 of the Act; provided, that each Member hereby expressly waives any right it may have to apply for a dissolution under Section 702 of the Act;

9.1.2 A determination by the Board to dissolve the Company; or

9.1.3 The sale, transfer or other disposition of substantially all of the assets of the Company, other than cash and cash equivalents and the collection or other disposition of all purchase money obligations arising from any sale or disposition of such assets, in each case, in accordance with the terms of this Agreement.

Each Member hereby irrevocably waives any and all rights it may have to obtain dissolution of the Company in any way other than as specified above. The Board shall, within thirty (30) calendar days, notify the other Members of the occurrence of a Dissolution Event.

9.2 Winding Up. Upon the occurrence of any event specified in Section 9.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Board shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the assets and liabilities of Company, shall either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 9.3. The Persons winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company to the extent such Persons are required to do so.

9.3 Order of Payment Upon Dissolution. Upon a Dissolution Event, the Person(s) designated by the Board shall act as liquidator(s). The liquidator(s) shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until the final winding up of the Company, the liquidator(s) shall continue to operate the Company's properties with all of the power and authority of the Board, subject to the power of the Board to remove and replace such liquidator(s). The steps to be accomplished by the liquidator(s) are as follows:

(a) As promptly as possible after a Dissolution Event and again after final winding up of the Company, the liquidator(s) shall cause a proper accounting to be made, and where practicable by a recognized firm of certified public accountants, of the Company's assets, liabilities and operations through the last day of the calendar month in which the Dissolution Event occurs or the final liquidation is completed, as applicable.

(b) The liquidator(s) shall cause the Company's property to be liquidated as promptly as is consistent with obtaining the fair market value thereof.

(c) The liquidator(s) shall distribute the proceeds of such liquidation and any other assets of the Company (subject to any requirement under the Act) in the following order of priority:

(i) first, to payment of all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation);

(ii) second, to the establishment of adequate reserves for the payment and discharge of all debts, liabilities and obligations of the Company to the extent not then due, including contingent, conditional or unmatured liabilities, in such amount and for such term as the liquidator(s) may reasonably determine; and

(iii) third, any remaining proceeds of liquidation, and any assets that are to be distributed in kind, shall be distributed to the Members in accordance with Section 6.1, subject to the limitations of Article 6, as promptly as practicable.

(d) The liquidator(s) shall use all reasonable efforts to reduce the assets of the Company to cash and to distribute cash upon liquidation to the Members. Subject to the foregoing, if any assets of the Company are not reduced to cash, then the Board, acting in its reasonable discretion; (i) shall value the non-cash assets of the Company at fair market value; (ii) shall allocate any unrealized gain or loss to the Members' Capital Accounts as though the non-cash assets had been sold on the date of distribution and (iii) shall, after giving effect to any such adjustment, treat the distribution of such non-cash assets as equivalent to a distribution of cash in the amount of the fair market value of such assets (net of any liabilities secured by such assets that any Member assumes or takes subject to). The fair market value of such non-cash assets shall be reasonably determined by the Board in good faith. No Member shall have any right to any specific assets of the Company except as otherwise herein specifically provided. In making distributions of non-cash assets under this Section 9.3(d), such assets may be distributed unequally among the Members only to the extent necessary to avoid any Member receiving an asset that it is prohibited from holding or that could result in adverse tax consequences to such Member; provided, that such unequal distribution shall not affect the aggregate amount of distributions to any Member.

(e) Each of the Members shall be furnished with a statement prepared by, or under the supervision of, the liquidator(s), which shall set forth the assets and liabilities of the Company as of the date of complete liquidation.

9.4 Limitations on Payments Made in Dissolution. Each Member shall only be entitled to look at the assets of the Company for any payment pursuant to this Article 9 and shall have no recourse for any such or other amounts against the Board or any other Member.

9.5 Certificate of Cancellation. The Company shall cause to be filed in the office of, and on a form prescribed by, the New York Secretary of State, a Certificate of Dissolution of the Articles of Organization upon the completion of the winding up of the affairs of the Company.

9.6 No Action for Dissolution. Except as expressly permitted in this Agreement, no Member shall take or seek to take any voluntary action that directly causes a Dissolution Event. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 9.1.

ARTICLE 10
INDEMNIFICATION AND INSURANCE

10.1 Indemnification. The Company shall defend and indemnify every Member (including the Managers), and officer of the Company and may indemnify any other Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such Persons being referred to hereinafter as an "Agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit unless a court of competent jurisdiction pursuant to a final non-appealable judgment determines that the loss or damage shall have been the result of fraud, intentional misconduct or a knowing violation of law by the Person seeking indemnification. The Company, upon authorization by the Board, may enter into indemnity agreements from time to time with any Person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Board deems appropriate in its business judgment. In the event of any Change in Control Transaction pursuant to which the Company is not the surviving entity or that results in the sale of all or substantially all of the assets of the Company, the Company or Member effecting such transaction shall ensure that the successor to the Company shall assume the Company's indemnification obligations with respect to this Section 10.1. The Managers of the Company shall not be liable to the Company or its Members for monetary damages for breach of fiduciary duty as Manager, except to the extent that exculpation from liability is not permitted under the Act as in effect at the time such liability is determined.

10.2 Reimbursements: Advancements. The Company (a) shall reimburse and/or advance, to the maximum extent permitted by the Act, to each Member (including the Managers), officer or other Person specified in Section 10.1; (b) reimburse the Partnership Representative for all reasonable costs and expenses incurred by it in performing in its capacity as the Partnership Representative or in connection with any administrative or judicial proceeding affecting tax matters of the Company and the Members in their capacity as such; and (c) may, in the sole discretion and at the election of the Board, reimburse and/or advance to each other Person specified in Section 10.1, the reasonable legal or other expenses (as incurred) by such Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any liabilities for which such Person may be indemnified pursuant to Section 10.1; provided, that the Company's obligations pursuant to this Section 10.2 shall be limited to instances where the claim, lawsuit or proceeding arose solely in connection with the Member's, Manager's or officer's capacity or status as Manager, Member or officer of the Company, as reasonably and in good faith determined by the Board; provided, further, that such reimbursement and/or advancement shall only be provided to such Person upon receipt by the Company of an undertaking by or on behalf of such Person that if it is finally judicially determined that such Person is not entitled to the indemnification provided by Section 10.1, then such Person shall promptly reimburse the Company for any reimbursed or advanced expenses. The Company shall not be required to indemnify any Person under this Article 10 for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent.

10.3 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was an Agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an Agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 10.1 or under applicable law. The Company will maintain, in addition to all required Insurances under local state and local rules [General Liability, Workers' Comp., etc.] an Errors and Omissions Policy. The Board may elect to vote to obtain a Directors and Officers Policy. Such policies will carry a one million dollar single incident coverage at minimum and will be held by an A rated company or better. When financially capable of obtaining, the Board will vote by majority to ramp up insurance coverages to be commensurate with current level of risk and exposure as necessary and as based on its current capacity to fund increased insurance coverage. Board will take due care and will make every attempt to have its insurance coverage match its current liability and exposure.

ARTICLE 11
MISCELLANEOUS

11.1 Entire Agreement. This Agreement, the member agreement (if any), the Articles of Organization, and any agreements relating to the issuance of Class B Units or Class C Units constitute the entire agreement of the parties with respect to the subject matter hereof and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, with respect to such subject matter. This Agreement explicitly amends and restates any prior Limited Liability Company Operating Agreement of Madco3d LLC and replaces it in its entirety.

11.2 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

11.3 Parties in Interest. Except as expressly provided in the Act and except as provided in Article 10 nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third-party to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

11.4 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

11.5 Interpretation. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or their counsel.

11.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

11.7 Consent to Jurisdiction; Service of Process. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in federal or state courts located in New York County, New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth in Exhibit A shall be deemed effective service of process for any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this

Agreement or the transactions contemplated hereby brought against such party in any such court as set forth in this Section 11.7.

11.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.9 Exhibits. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.

11.10 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement shall not be materially and adversely affected thereby, (a) such provision shall be fully severable; (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

11.11 Further Assurances. Each party hereto shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the Board in order to carry out the provisions and purposes of this Agreement.

11.12 Notices. All notices, requests and other communications hereunder must be in writing and shall be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed by prepaid first class mail, return receipt requested, or mailed by overnight courier prepaid to a Member at the address specified in Exhibit A hereto. All such notices, requests and other communications shall (a) if delivered personally to the address as provided on such Exhibit, be deemed given upon delivery; (b) if delivered by mail in the manner described above to the address as provided on such Exhibit, upon the earlier of the third Business Day following mailing or upon receipt and (c) if delivered by overnight courier to the address as provided on such Exhibit, be deemed given on the earlier of the first Business Day following the date sent by such overnight courier or upon receipt. Any party may, at any time by giving five days' prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice will be given.

11.13 Amendments. All amendments to this Agreement will be in writing and will not be effective unless approved by a Supermajority of the Board; provided, however, that any such amendment that disproportionately disadvantages one Member relative to another Member or one class of Members relative to another class of Members will not be effective without the written concurrence of such disadvantaged Member or the holders of a seventy-five percent (75%) of the Units of such class of Members; provided, further, that any amendment of Section 4.4.1 shall require the consent of the Board. Amendments to Exhibit A following any new issuance, redemption, repurchase, reallocation or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Members. In addition, this Agreement may be amended from time to time by the Board without the consent of or execution by the Members to correct any printing, stenographic, clerical or other minor errors or omissions, or to clarify any unintended ambiguities.

11.14 Reliance on Authority of Person Signing Agreement. If a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual, or (b) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

11.15 No Interest in Company Property; Waiver of Action for Partition. Title to all assets of the Company will be held in the name of the Company. No Member or Assignee has any interest in specific property of the Company. Without limiting the foregoing, each Member irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

11.16 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

11.17 Expenses. Except as otherwise provided in this Agreement, each party shall pay its own expenses incurred in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, including all fees and expenses of attorneys, accountants, agents and other representatives; provided, that, in any action or proceeding brought to enforce any provision of this Agreement or any other document or instrument contemplated hereby, or where any provision thereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees, charges and disbursements in addition to any other available remedy.

11.18 Litigation/Litigation Expenses. If any legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this agreement, including any proceeding in the United States Bankruptcy Court, the prevailing party in such proceeding will be entitled to recover a reasonable attorney's fee in such proceeding, or any appeal thereof, to be set by the court without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law. In the case of any internal disputes all legal matters will agreed to be settled by Small Claims Court in New York City [for matters under $5000] and The parties agree to submit to the exclusive jurisdiction of the Commercial Division, New York State Supreme Court, or the federal courts in New York State, in each case located in the City of New York and County of Manhattan, which shall hear any dispute, claim or controversy arising in connection with or relating to this Agreement, including, but not limited to the validity, breach, enforcement or termination thereof.

11.19 Time is of the Essence. All dates and times in this Agreement are of the essence.

11.20 Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

11.21 Waiver. No waiver by any party of any term or condition of this Agreement, in one or more instances, shall be valid unless in writing, and no such waiver shall be deemed to be construed as a waiver of any subsequent breach or default of the same or similar nature.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

Manager – Adam Kushner

____

Class A Member – Adam Kushner

____

10.15.23

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

Manager – Daniel Bernard

Dan Bernard

Class A Member – Daniel Bernard

Dan Bernard

DB
SB

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

Manager – Timothy Lucido

[signature]

Class A Member – Timothy Lucido

[signature]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

Class A Member – Mark Lazar

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

Class A Member – Steven Bernard

Steve Bernard

SB

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

Class A Member – Brian Marshall

____

EXHIBIT A – AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT: MEMBERSHIP INTERESTS / CONTRIBUTIONS TO DATE / CAPITAL INVESTMENTS TO DATE

DATED AS OF OCTOBER 15, 2023

Madco3d LLC

Class A Membership Interests				
Members	Percentage Interest	Capital Contribution	Class of Interest	Number of Units
Adam Kushner c/o Kushner Studios 55 Liberty Street, 2nd Floor New York, NY 10005	33.2238%	As agreed	Class A	2,510,775 Class A Units
Daniel Bernard 26 Hancock St. Rochester, NH 03867	29.5175%	As agreed	Class A	2,230,697 Class A Units
Timothy Lucido 609 Manayunk Rd. Bala Cynwyd, PA 19004	17.6264%	As agreed	Class A	1,332,064 Class A Units
Mark Lazar 7310 Mountain Sights Avenue Montreal, QC H4P 2A6 Canada	10.5501%	As agreed	Class A	797,294 Class A Units
Steven Bernard 125 North Main St., Apt. 1 Rochester, NH 03867	2.5586%	As agreed	Class A	193,360 Class A Units
Brian Marshall 20 Main St., #2317 Exeter, NH 03833	6.5236%	As agreed	Class A	493,004 Class A Units

Class B Membership Interests

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Exhibit of the Agreement as of the date first above written:

____
Adam Kushner, Class A Member, Manager
10.15.23

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Exhibit of the Agreement as of the date first above written:

Dan Bernard

Daniel Bernard, Class A Member, Manager

DB
SB

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Exhibit of the Agreement as of the date first above written:

Timothy Lucido, Class A Member, Manager

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Exhibit of the Agreement as of the date first above written:

Mark Lazar, Class A Member

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Exhibit of the Agreement as of the date first above written:

Steve Bernard

____

Steven Bernard, Class A Member

DB
SB

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Exhibit of the Agreement as of the date first above written:

____
Brian Marshall, Class A Member